SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Highlights 4Q25 • Recurring Ebitda of R$ 1.4 billion in 4Q25 (+16.1% vs. 4Q24) and R$5.5 billion in 2025 (+10.2% vs. 2024). • Recurring Net Income of R$ 682.6 million in 4Q25 and R$ 2.1 billion in 2025. • Leverage of 2.7x net debt/Ebitda. • Net operating cash flow of R$ 519.2 million in 4Q25 and R$ 3.0 billion in 2025. • Baixo Iguaçu Hydroelectric Plant: the Company completed the divestment of the asset, with an equity value of R$ 1.7 billion. • Novo Mercado: migration completed on December 22, 2025, with payment of a premium of R$ 1.3 billion. Copel began operating exclusively with common shares (CPLE3), consolidating a simpler, more transparent corporate structure aligned with best market practices. • Shareholder remuneration: in 4Q25, the following distributions were approved: (i) dividends of R$ 1.35 billion - equivalent to R$ 0.4546 per common share (p.a.); Interest on Equity of R$ 1.1 billion (R$ 0.3704 • Curtailment compensation: non-recurring event of R$ 273.4 million related to curtailment reimbursement (due to external unavailability or reliability requirements) from September 2023 to November 2025. Impact of R$ 265.7 million on Ebitda. ¹Payout and dividend yield consider the distribution of the premium for migration to the Novo Mercado. Financial Indicators Financial Indicators R$ million Indicator Highlights 4Q25 4Q24 Δ% 2025 2024 Δ% Ebitda (R$ million) 1,848.8 1,298.9 42.3 6,526.9 5,529.7 18.0 Recurring Ebitda (R$ million) 1,358.1 1,169.6 16.1 5,533.8 5,021.7 10.2 Net profit (R$ million) 1,066.6 575.2 85.4 2,669.0 2,307.8 15.7 Recurring Net Income (R$ million) 682.6 526.6 29.6 2,105.7 2,140.6 (1.6) EPS - Earnings per share (R$)¹ 0.23 0.18 27.8 0.90 0.89 1.1 Return on Equity2 10.5 11.6 (9.5) 10.5 11.6 (9.5) Ebitda margin 25.7 21.6 19.0 25.0 24.4 2.5 Recurring Ebitda Margin 19.8 19.9 (0.5) 21.6 22.3 (3.1) Recurring Operating Margin 14 13.5 3.7 15.8 15.8 — Book value per share (R$) 7.74 8.59 (9.9) 7.74 8.59 (9.9) PL indebtedness 86.8 69.3 25.3 86.8 69.3 25.3 Current Liquidity 1.0 1.3 (23.1) 1.0 1.3 (23.1) Leverage2 2.7 2.6 — 2.7 2.6 — ¹ Considers net income attributed to shareholders of the parent company Amounts subject to rounding. Results Webcast February 27, 2026 | 10h BRT Access link Investor Relations 4Q25 Summary 1. Consolidated Results ................................................................................................... 4 1.1 Ebitda ...................................................................................................................... 4 1.2 Operating Revenue ................................................................................................. 5 1.3 Operating costs and expenses ................................................................................ 5 1.4 Equity Income Result .............................................................................................. 6 1.5 Financial Results ...................................................................................................... 6 1.6 Consolidated Net Profit .......................................................................................... 7 1.7 Debt and Leverage .................................................................................................. 7 2. Investment ................................................................................................................... 9 3.1 Economic and Financial Performance ................................................................ 10 3.1.1 IFRS effect on the Transmission segment ........................................................ 11 3.2 Operational Performance .................................................................................. 12 3.2.1 Generation ...................................................................................................... 12 3.2.2 Energy sold ...................................................................................................... 12 3.2.3 Transmission .................................................................................................... 13 RBSE ........................................................................................................................... 13 4. Copel Distribution ....................................................................................................... 14 4.1 Economic and Financial Performance ................................................................ 14 4.2 Operational Performance ................................................................................... 15 4.2.1 Grid Market (TUSD) .......................................................................................... 15 4.2.2 Captive Market ................................................................................................ 15 4.2.3 Operational data .............................................................................................. 15 5. Copel Commercialization ............................................................................................ 17 5.1 Economic and Financial Performance ............................................................... 17 5.2 Commercial Performance ................................................................................... 18 6. ESG performance ......................................................................................................... 19 6.1 ESG in Copel’s Strategy ...................................................................................... 19 6.2 Recent highlights ............................................................................................... 19 6.3 Indicators ............................................................................................................ 20 6.4 Ratings, Rankings and Indexes ............................................................................ 20 7. Other highlights from the period ................................................................................ 21 List of Exhibits .................................................................................................................. 22 Investor Relations 4Q25 Message from the CEO We closed 2025 with a historic milestone for Copel: our migration to the Novo Mercado, the highest corporate governance standard in the Brazilian capital market. This achievement represents far more than a change in listing segment—it reinforces our strategic commitment to transparency, fairness, and sustainable value creation. It also strengthens our management practices and aligns us with the rigorous principles required by investors in Brazil and around the world. Entering the Novo Mercado enhances our credibility and increases Copel’s attractiveness among investors who prioritize companies with strong governance practices. It also simplifies our corporate structure, making it clearer and more efficient, with benefits that will be felt for years and decades to come. This step aligns directly with the strategic plan outlined by the Company and presented during the most recent Copel Day. With a clear long-term vision and opportunities for both organic and inorganic growth in the electricity sector, Copel stands out thanks to its competitive advantage as an integrated energy company in Brazil. This position is reinforced by our relentless pursuit of excellence in customer experience and the strength of our human capital—qualified teams, transformative leaders, and high-performance professionals who drive our evolution. Serving our customers well remains our core purpose. Our commitment to generating sustainable value includes investments totaling R$ 17.8 billion over the next five years, allocated strategically to strengthen service quality, expand operational efficiency, and spur innovation. This long-term planning, combined with financial discipline and balanced capital allocation, ensures consistent progress on our priority projects. Pursuing greater operational efficiency and portfolio optimization, we completed the divestment of the Baixo Iguaçu Hydroelectric Plant, valued at R$ 1.7 billion, as well as the decommissioning of small hydroelectric and solar plants valued at R$ 450.5 million. We also consolidated ownership of the Mauá Hydroelectric Plant and the Mata de Santa Genebra transmission company—two important assets in Copel’s operations. The assets swap with Axia (formerly Eletrobras) closes a cycle of portfolio simplification and continuous review of operating assets. In 2025, Copel recorded recurring Ebitda of R$ 5.5 billion, a 10.2% increase compared to the previous year, and recurring net income of R$ 2.1 billion. This performance underscores the strength of our integrated model, with the generation, distribution, transmission, and commercialization segments all contributing significantly to our solid and consistent results. We remain committed to strict capital allocation discipline, defining the Company’s optimal capital structure and launching a new Dividend Policy recognized as one of the most robust in the sector. Designed to ensure predictability and return—and supported by the Company’s positive performance—the policy enabled the distribution of R$ 2.5 billion in earnings, in addition to the R$ 1.3 billion premium related to the migration to Novo Mercado, totaling R$ 3.8 billion delivered to shareholders. This occurred concurrently with the execution of a R$ 3.6 billion investment program and the acquisition of R$ 70 million in shares in January 2025 as part of the buyback program initiated in November 2024. At our DisCo, we achieved recurring Ebitda of R$ 2.6 billion (+5.4%), recurring net income of R$ 1.1 billion, and a record investment of R$ 3.0 billion directed toward modernizing, expanding, and automating electrical infrastructure. We completed the largest three-phase network investment program in Brazil, totaling 25,000 km of lines, strengthening service quality and our ability to serve rural areas. We also reached the milestone of 2 million smart meters installed, consolidating the largest Smart Grid program in Latin America—the Intelligent Electric Grid—enhancing efficiency and improving the customer experience. Our GenCo maintained strong performance, benefiting from opportunities in our hydroelectric portfolio and high availability in the transmission segment. The segment recorded recurring Ebitda of R$ 2.9 billion and R$ 630 million in investments, primarily aimed at strengthening and improving transmission assets. These efforts ensure reliability and safety in the electrical system and earned Copel recognition from Aneel as the best energy transmission company in the country. The TradeCo also performed well, supported by efficient resource modulation in the generation portfolio and by capturing opportunities in markets with attractive prices. Despite a challenging environment in the free market, our trading company reaffirmed its position among the largest players in Brazil, consolidating itself as a competitive differentiator in integrated portfolio management. The year 2025 highlights Copel’s evolution into a modern company, prepared for future challenges and committed to sustainable development for society, customers, employees, and shareholders. Investor Relations 4Q25 RESULT S 4Q25 2 The Company structures its processes and initiatives to foster a culture of sustainability and the creation of shared value. Our objective is to embed ESG considerations throughout the organization, reinforcing our commitment to sustainable development and long-term resilience. We highlight our main pillars and areas of action: a 100% renewable energy mix; a sustainable fleet and facilities; the Smart Grid Program (the largest in Latin America); and environmentally responsible, socially fair, and economically viable operations that comply with regulations and create value for stakeholders. In 2025, we revisited the components of Copel’s Culture, supported by our Ambition— which drives us—and our Values—which guide our actions: (i) Our strength is our people; (ii) Every customer matters; (iii) We deliver extraordinary results; (iv) Driven by the future; and (v) Safety and ethics are non-negotiable. We believe that fostering an ownership mindset among all employees is essential to fulfilling our Reason for Being: “Lighting lives with pure energy.” This is what connects us to the society on a daily basis. The year 2025 marks Copel’s evolution as a modern company, committed to operational efficiency and sustainable value creation for society, customers, employees, and shareholders. We enter a new cycle with responsibility, discipline, and a long-term vision, determined to achieve our ambition of being the company that creates the most value in the Brazilian electricity sector. Daniel Slaviero President of Copel Investor Relations 4Q25 RESULT S 4Q25 3 1. Consolidated Results 1. Consolidated Results The consolidated results are composed of the consolidated operations of Copel (Holding), Copel Geração e Transmissão (GenCo), Copel Distribuição (DisCo), Copel Comercialização (TradeCo), and other equity interests1. The following analyses refer to the fourth quarter of 2025 (4Q25) compared to the same period in 2024 (4Q24) and, when applicable, to the accumulated results of 2024 and 2025. 1.1 Ebitda Copel recorded recurring Ebitda2 of R$ 1,358.1 million in 4Q25, an increase of 16.1% compared to R$ 1,169.6 million recorded in 4Q24. This result reflects the Company's ability to consistently generate value, supported by the strength of its assets and the efficient execution of its operational and commercial strategy. DisCo accounted for approximately 53.6% of this result, while GenCo and TradeCo accounted for approximately 48.4%3. (i) Genco's Ebitda grew 24.3% (+R$ 127.8 million) compared to 4Q24, totaling R$ 654.2 million, as a result of the following factors: i. an increase in revenue from electricity grid availability in the amount of R$ 102.7 million, mainly explained by the incorporation of the transmission company Mata de Santa Genebra S.A. (MSG) and an average increase of 2.2% in the RAP of transmission companies wholly owned by Copel GeT for the 2025/2026 cycle, excluding MSG; ii. a decrease of R$ 86.1 million in recurring manageable costs (PMSO) (more details below, in the section on manageable costs); iii. an increase of R$ 34.9 million, resulting from the positive effects on transactions carried out in the Short-Term Market (MCP), in particular the modulation of the hydroelectric generation portfolio, given the behavior of the Settlement Price of Differences (PLD) in the South submarket during the period; and iv. a reduction of R$ 10.8 million in electricity grid usage charges, resulting from the increase in the share of the locational signal in the calculation of the TUST. This result was partially offset by the increase in the cost of electricity purchased for resale, as a result of the combination of lower GSF (67.4% in 4Q25 versus 79.9% in 4Q24) and higher PLD (R$ 264.70/MWh in 4Q25, versus R$ 216.36/MWh in 4Q24), as well as a greater deviation in generation and the result of the increase in curtailment, which rose from 15.7% in 4Q24 to 34.2% in 4Q25. See section 3.1 for more details; (ii) Elejor's Ebitda increased by R$ 23.6 million when compared to 4Q24, driven by the higher volume of energy traded in bilateral contracts in the period and the increase in the average sale price; (iii) TradeCo's Ebitda increased by R$ 18.8 million compared to 4Q24, mainly reflecting the 69.7% increase in energy sales in bilateral contracts (3,824 GWh compared to 2,253 GWh in 4Q24), and the commercialization strategy to mitigate the effects of contracts with generation from intermittent sources, with an impact of approximately R$ 18.0 million in 4Q24; (iv) the 1.8% increase in DisCo's Ebitda (+R$ 13.1 million) compared to 4Q24 resulted mainly from the Annual Tariff Adjustment (RTA) in June 2025, with an average effect of 1.3% on portion B, slightly offset by a 0.1% reduction in the Billed Wire Market. More details in section 4.1. This result was partially offset by the decrease of R$ 10.0 million in TradeCo's Ebitda, basically due to the lower sales margin, of R$ 7.3 million, and the Ebitda from discontinued operations, of R$ 20.2 million, recorded at Copel (Holding) in 3Q24 and absent in 3Q25. The non-recurring items excluded in the calculation of Recurring Ebitda are shown in the following table: R$ million Recurring Ebitda 4Q25 4Q24 Δ% 2025 2024 Δ% Ebitda 1,848.8 1,298.9 42.3 6,526.9 5,529.7 18.0 (-/+) Fair value on purchase and sale of energy 6.4 10.6 (39.6) (18.6) 36.6 — (-/+) Provision/Reversal of severance pay 0.5 — — 21.5 18.3 17.5 (-/+) Disposal of assets/de-crossing (131.6) — — (477.3) (264.4) 80.5 (-/+) Ebitda from discontinued operations — — — — 58.6 — (-/+) Compensation for curtailment (265.7) — — (265.7) — — (-/+) Equity equivalence (38.0) (55.8) (31.9) (240.0) (281.2) (14.7) (-/+) New Replacement Value - NRV (88.6) (33.0) 168.5 (161.2) (82.4) 95.6 (-/+) IFRS effect (Corporate/Regulatory Transmission Revenue 26.3 (51.1) (151.5) 148.2 6.5 2,180.0 Recurring Ebitda 1,358.1 1,169.6 16.1 5,533.8 5,021.7 10.2 Consolidated Recurring Ebitda '+R$188.6 million +16.1% W +1,169.6 +163.6 +13.1 +18.8 -3.6 1,358.1 Recurring Ebitda 4Q24 Δ GenCo Δ DisCo Δ TradeCo Δ Others* Recurring Ebitda 3Q25 *Includes Ebitda from discontinued operations, Copel (Holding), Copel Serviços, Elejor and eliminations and reclassifications between group companies. Investor Relations 4Q25 SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 4 1 Copel Serviços, Elejor, and other interests in generation assets. 2 Excluding non-recurring items, mark-to-market (MTM) at Copel Comercialização, new replacement value due to adjustment to present value of indemnifiable assets (VNR) of Copel Distribuição, equity equivalence and effects of IFRS on transmission contract assets. 3 Holding, Copel Serviços and Elejor accounted for -2.0% of recurring Ebitda. 1.2 Operating Revenue Recurring Net Operating Revenue, including IFRS effects in the energy transmission segment and excluding VNR, MTM, and non-recurring events, totaled R$ 6,874.1 million in 4Q25, an increase of 16.9% compared to R$ 5,881.4 million recorded in 4Q24. This result mainly reflects the following increases: (i) R$ 669.9 million (+245.5%) in the result of sectoral financial assets and liabilities (CVA), as a result of adherence to tariff coverage in relation to costs with Parcel A, especially with energy purchased for resale and return of PIS/COFINS to DisCo's consumers in the period; (ii) R$ 409.8 million (+50.0%) in electricity supply revenue, with the following highlights: i. an increase of R$ 321.9 million in supply revenue, due to a 69.7% growth in the volume of energy sold for TradeCo's bilateral contracts and higher energy sales in the Free Contracting Environment - ACL in Elejor's portfolio; and ii. an increase of R$ 109.0 million in Copel DIS revenue due to higher energy sales in the short-term market (MCP) and in the Surplus and Deficit Compensation Mechanism (MSCD). This result was partially offset by an increase of R$ 37.1 million (+39.7%) in the generation deviation in wind farms; (iii) R$ 190.7 million (+33.6%) in construction revenue, mainly due to the increase in the volume of works related to DisCo's investment program (see topic 2), which includes investments aimed at improving and modernizing infrastructure and improving customer service, with no effect on the result given the equalization of the amount recorded in costs and expenses; and (iv) R$ 19.5 million (+14.1%) in other revenues, mainly explained by DisCo's infrastructure sharing agreements. This result was partially offset by the reduction: (i) of R$ 220.8 million (-10.0%) in electricity supply revenue due to the 5.5% reduction in the Energy Tariff (TE) in RTA/2025 and the 4.9% reduction in captive market consumption. It should be noted that revenue from energy supply consists of energy purchased from the generator, associated sector charges, and costs related to technical losses. This set of components does not include a remuneration margin for the distribution concessionaire. (ii) of R$ 74.4 million (-3.9%) in revenue from electricity grid availability, negatively impacted by the R$ 334.4 million increase in CDE Uso charges at DisCo. Net operating revenue Electricity sales to final customers 28.8% Electricity sales to final distributors 17.9% Use of the main distribution and transmission grid 26.3% Construction revenue 11.0% Fair value of assets from the idemnity for the concession 0.0% Result of the sectorial financial assets and liabilities 13.7% Other operating revenues 2.3% $6,874.10 1.3 Operating costs and expenses In 4Q25, recurring operating costs and expenses totaled R$ 5,905.1 million, an increase of 16.1% compared to R$ 5,088.2 million recorded in 4Q24. The cost of electricity purchased for resale represents 54.5% of total costs incurred in the quarter, followed by construction costs with a 12.9% share, PMSO (Personnel, Material, Services and Other) with 14.3%, sector charges with 11.5%, and others with a 6.9% share. Breakdown of Costs and Expenses Electricity purchased for resale 54.5% Charge of the main distribution and transmissin grid 11.5% PMSO 14.3% Depreciation and amortization 6.4% Previsions and reversals 0.5% Construction cost 12.9% R$5.905,1 mi The main variations in the period are: (i) an increase of R$ 611.7 million (+23.5%) in electricity purchased for resale, mainly due to: i. an increase of R$ 338.5 million in the purchase of energy from DisCo, with emphasis on the higher volume from the distributed generation system (+R$ 209.9 million) and the acquisition of energy at auction (+R$ 122.5 million); and ii. the increase of R$ 321.8 million (+21.9%) at TradeCo due to the acquisition of electricity in bilateral contracts; (ii) the increase of R$ 190.7 million (+33.6%) in construction costs, mainly due to DisCo's investment program, with no effect on the result given the equalization of the amount recorded in construction revenue; and (iii) an increase of R$ 55.7 million in recurring manageable costs (PMSO). This result was partially offset by a reduction of R$ 86.4 million (-73.7%) in provisions and reversals, mainly due to a decrease of R$ 62.3 million in provisions for litigation, especially civil and labor litigation, and the effect of impairment of assets in the amount of R$ 26.6 million recorded in 4Q24 and not present in the current period. For recurring manageable costs (PMSO), the 7.1% increase is due to the following factors: i. a 14.0% increase (+R$ 42.3 million) in third-party service expenses, concentrated in the DisCo and linked to electrical system maintenance activities, including costs for cleaning the right-of-way; ii. a 14.2% growth (+R$ 31.8 million) in personnel costs, influenced by the reversal of R$ 28.2 million in profit sharing and results - PLR in Q4 2024 and not present in the current quarter; and iii. an increase of R$ 19.4 million in material costs, mainly in the electrical system due to asset refurbishment (+R$ 10.9 million) and O&M costs with wind farms (+R$ 7.1 million). Investor Relations 4Q25 SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 5 The result of PMSO was partially offset by a 20.2% reduction (-R$ 35.0 million) in other costs and expenses, mainly due to net losses on the decommissioning of assets in 4Q24 in the amount of R$ 69.4 million, compared to R$ 33.9 million in the current quarter. The table below shows manageable costs with a comparison between quarters and year-to-date: R$ million Recurring Manageable Costs 4Q25 4Q24 Δ% 2025 2024 Δ% Staff and administrators 256.1 224.3 14.2 939.3 1,063.5 (11.7) Social security and assistance plans 57.7 60.4 (4.5) 234.5 259.3 (9.6) Material 44.0 24.6 78.9 108.0 86.9 24.3 Third-party services 343.9 301.6 14.0 1,192.3 1,074.3 11.0 Other operating costs and expense * 138.6 173.6 (20.2) 497.3 505.3 (1.6) TOTAL 840.3 784.5 7.1 2,971.4 2,989.3 (0.6) *Excludes the effects of the following non-recurring items: Personnel - Reversal/provision for Voluntary Dismissal Program; and Others - disposal of assets/ assets swap Neutralizing the effects of provisions related to Performance Bonus (PPD), Profit Sharing (PLR) and Long- Term Incentives (ILP), there was a reduction of R$ 9.2 million (-4.5%) in personnel and management costs in the quarterly comparison, due to a 2.5% reduction in the total number of employees between the periods, partially offset by the pro rata provision between October and December of the collective bargaining agreement - ACT 2025, with a salary adjustment of 5.01% based on the National Consumer Price Index (INPC), considering 12 months until September 2025. Isolating the effects of cumulative inflation measured by the INPC, which was 3.9% between January and December 2025, there was an 8.1% reduction in Personnel. R$ million Recurring Personnel costs 4Q25 4Q24 Δ% 2025 2024 Δ% Staff and administrators 256.1 224.3 14.2 939.3 1,063.5 (11.7) (-/+) Profit sharing, PPD and ILP (61.7) (20.7) (922.7) (191.0) (186.3) 2.5 TOTAL 194.4 203.6 (16.1) 748.3 877.2 (14.7) Evolution of the workforce 1.4 Equity Income Result Equity income from jointly controlled entities and other Copel affiliates in 4Q25 decreased by 31.9% compared to the same period last year (R$ 37.9 million, compared to R$ 55.8 million recorded in 4Q24). The decrease is mainly due to the consolidation of 100% of the transmission company Mata de Santa Genebra S.A. - MSG, as of June 1, 2025, and the decrease in the restatement of contract assets in the transmission segment, caused by lower inflation in the quarters (IPCA of 0.60% vs. 1.48% in 4Q24). 1.5 Financial Results The financial result was negative at R$ 507.4 million in 4Q25, compared to R$ 376.7 million negative in 4Q24, a negative increase of R$ 130.6 million (+34.7%). This variation mainly reflects the increase in debt expenses of R$ 126.4 million (+29.4%), due to the increase in debt and a reduction of R$ 30.8 million in income from financial investments. These effects were partially offset by a R$ 49.3 million reduction in monetary variations in litigation, especially civil litigation. R$ million Financial Results 4Q25 4Q24 Δ% 2025 2024 Δ% Financial Income 318.1 327.6 0.0 1,343.7 1,184.8 13.4 Financial Expenses (825.5) (704.3) 0.2 (3,142.0) (2,341.8) 34.2 Total Financial Result (507.40) (376.70) 34.70 (1,798.30) (1,157.00) 55.40 Investor Relations 4Q25 SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 6 1.6 Consolidated Net Profit Copel recorded reported net income of R$ 1,066.6 million in 4Q25, compared to R$ 575.2 million in 4Q24, an increase of 85.4%, mainly due to the improved operating performance highlighted above and the decrease in taxes (-R$ 85.0 million), essentially due to the declaration of Interest on Equity (JCP) in 4Q24. This result was partially offset by lower financial income (-R$ 130.6 million) and a decrease in income from equity method investments (-R$ 17.8 million), mainly due to the consolidation of MSG and a lower IPCA adjustment in the period. The main adjustments to net income in 4Q25 were: Adjustments to net income (R$ million) 1,066.6 +17.4 +4.2 +0.3 -83.6 -263.8 -58.5 682.6 Reported net income Δ IFRS Effect Δ MTM PDV Earnings from disposal of assets Curtailment Δ NRV Recurring Net Income Excluding non-recurring effects and factors with no cash impact — such as VNR, MTM, IFRS adjustments at transmission companies, and net income from discontinued operations — recurring net income grew 29.6% compared to 4Q24, reaching R$682.6 million. This performance was mainly driven by the increase in recurring Ebitda and the reduction in the tax burden resulting from JCP, effects partially offset by the decline in financial results and the lower contribution from equity accounting. Change in Recurring Net Income (R$ million) 526.6 +188.6 +128.7 -130.6 -30.7 682.6 4Q24 Recurring Δ Recurring Ebitda Taxes Δ Financial Results Others 4Q25 Recurring 1.7 Debt and Leverage Copel's total consolidated debt as of December 31, 2025, was R$ 20,038.9 million, a 12.9% change compared to the amount recorded on December 31, 2024, of R$ 17,753.8 million. The following table and graphs show the indebtedness of Copel and its subsidiaries on December 31, 2025. Debt per Subsidiary R$ million R$ mil GenCo² DisCo Others³ Total Total Debt 1 10,961.5 9,006.0 71.4 20,038.9 Availability 2,921.3 400.1 417.4 3,738.8 Adjusted Net Debt 8,040.2 8,605.9 (346.0) 16,300.1 Leverage 2,7x Duration (years) 3.1 3.3 3.8 3.4 1 Considers the effect of WAP on debentures. 2 Includes Copel Geração e Transmissão S.A. (parent company). 3 Includes Copel Serviços, wind farms (Brisa Potiguar, Cutia, Jandaíra, Vilas, Aventura, and SRMN) and transmission companies (Costa Oeste and Marumbi). On December 31, 2025, consolidated leverage reached 2.7x, reflecting net debt of R$ 16,300.0 million—an increase of 0.1x compared to the end of 2024, when it stood at 2.6x. Despite the increase, the indicator remains at a comfortable level and within the parameters defined by the Company's optimal capital structure, with a target range of 2.8x and a band of 2.5x to 3.1x, provided that it converges to 2.8x within 24 months. Adjusted Net Debt/Recurring Ebitda *excludes equity equivalence, considers discontinued operations and excludes the effects of impairment, severance pay, MTM, GSF renegotiation, losses on decommissioning of assets, and gains on disposal of assets/de-crossing. The average cost of debt at nominal rates on September 30, 2025, is 13.22% (11.96% on December 31, 2024), which is equivalent to 88.73% of the CDI (98.46% of the CDI on December 31, 2024). Investor Relations 4Q25 SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 7 Debt Composition and Indexation Amortization - R$ million Average term: 4.9 years (vs. 4,2 years in 2024) 3,739 2,068 1,672 2,045 2,452 2,474 2,288 7,036 Cash 2026 2027 2028 2029 2030 2031 >2031 Investor Relations 4Q25 SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 8 2. Investments 2. Investment In Q4 2025, the amount realized from the investment program was R$ 767.6 million, of which 82.5% was by Copel DIS and 16.5% by GenCo, TradeCo, and Copel (Holding). In 2025, R$ 3,592.5 million was invested, with 82.4% invested in DisCo, with 90.7% allocated to electrical assets and 9.3% to investments in non-electrical assets and other investments. Excluding the investment in the acquisition of Mauá HPP and MSG (asset swap), investment in 2025 was R$ 3,395.9 million. R$ million Subsidiary / SPE Realized 4Q25 4Q24 2025 2024 DisCo 641.3 543.1 2,959.0 2,196.9 GenCo 123.0 135.3 626.7 263.0 Generation¹ 25.8 31.4 147.5 79.6 Hydroelectric 12.0 11.7 52.8 40.0 Wind 13.8 19.7 94.7 39.6 Transmission 77.5 70.7 245.9 124.6 Improvements/Reinforcement² 70.6 70.5 229.3 123.6 Other Investments 6.9 0.2 16.6 1.0 Other GenCo Projects3 19.7 33.2 233.3 58.8 Copel (Holding) 1.9 0.5 3.7 2.0 TradeCo 1.4 0.9 2.0 1.3 Copel Serviços and other equities4 0.0 0.0 1.1 40.6 Total 767.6 679.8 3,592.5 2,503.8 1 Includes acquisition of R$ 196.6 million from the consolidation of Mauá HPP and MSG 2 Includes Facility Modernization Plan - PMI. 3 Includes modernization of COGT (Generation and Transmission Operations Center), modernization of GPS Parigot de Souza HPP and Marumbi and Uirapuru SPEs 4 Includes an innovation plan in the energy sector aligned with the investment thesis, Copel's innovation programs, and ESG practices Investments made in the distributor are essentially allocated to the Paraná Three-Phase and Smart Grid projects, with the aim of modernizing, automating, and renovating the distribution network with standardized technologies to support automation equipment. Among the benefits of the projects are the reinforcement of rural networks to reduce outages and ensure support for agribusiness growth in the state of Paraná, reduction of O&M and commercial service costs, and improvement in the control of the Equivalent Interruption Duration per Consumer Unit (DEC) and Equivalent Interruption Frequency per Consumer Unit (FEC) indicators. The program consists of the following pillar projects: • Paraná Three-Phase: covers the improvement and renovation of rural distribution networks in the Company's concession area, with the implementation of a three-phase network and the creation of redundancy in the main rural branches. In 2025, the program was completed, totaling 25,000 km of three-phase network built. • Smart Grid: aims to implement a private communication network with standardized technology to serve all distribution network automation equipment and advanced metering infrastructure. By the end of 2025, 2,026,837 smart meters had already been installed. The program identified advances for our operation, with a reduction in man-hours and kilometers traveled by teams, fewer nontechnical losses, improved quality, and reduced compensation for violations of quality performance limits. During the quarter, investments made in GenCo were mainly directed towards strengthening and improving transmission lines, maintaining and modernizing hydroelectric power plant generating units, and improving the performance of wind assets. These segments accounted for 78.4% of the total invested during the period. Investor Relations 4Q25 SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 9 3. Copel Geração e Transmissão (GenCo) (Consolidated Result) 3.1 Economic and Financial Performance GenCo reported recurring Ebitda4 of R$ 651.2 million, an increase of 24.3% or R$ 127.8 million over the R$ 526.4 million recorded in 4Q24. This result mainly reflects: (ii) higher revenue from electricity grid availability, in the amount of R$ 102.7 million, mainly explained by the incorporation of Transmissora Mata de Santa Genebra S.A. (MSG) and an average increase of 2.2% in the RAP of transmission companies wholly owned by GenCo for the 2025/2026 cycle, excluding MSG; (iii) a decrease of R$ 72.9 million in recurring manageable costs (PMSO) (more details below, in the paragraph on manageable costs); (iv) a decrease of R$ 52.7 million in provisions and reversals, mainly reflecting lower provisions for civil and labor litigation and expected credit losses; (v) an increase of R$ 34.9 million, resulting from the positive effects of transactions carried out in the short-term market, in particular the modulation of the hydroelectric generation portfolio in view of the behavior of the PLD in the South submarket during the period; (vi) a reduction of R$ 10.8 million in electricity grid usage charges, resulting from the increase in the share of the locational signal in the calculation of the TUST; (vii) an increase of R$ 8.4 million, reflecting the higher volume of energy sold in bilateral contracts (4,076 GWh in 4Q25, compared to 3,375 GWh in 4Q24); (viii) an increase of R$ 3.4 million in revenue from Energy Purchase Agreements in the regulated environment (CCEAR), mainly due to the start of supply to Jandaíra and the consolidation of the Mauá Hydroelectric Plant. The positive effects mentioned above were partially offset by: (i) an increase in the cost of electricity purchased for resale of R$ 114.7 million, resulting from a combination of lower GSF (67.4% in 4Q25 versus 79.9% in 4Q24) and higher PLD (R$ 264.70/MWh in 4Q25, versus R$ 216.36/MWh in 4Q24); (ii) higher generation deviation of R$ 37.1 million (+39.7%), resulting from the increase in curtailment, which rose from 15.7% in 4Q24 to 34.2% in 4Q25. R$ million Recurring Ebitda 4Q25 4Q24 Δ 2025 2024 Δ% Ebitda 1,078.9 632.0 0.7 3,760.6 3,098.2 0.2 (-/+) Asset disposal/de-crossing (144.9) — — (490.6) (264.4) 85.6 (-/+) Curtailment reimbursement (265.7) — — (265.7) — — (-/+) Reversal/provision Severance pay 0.1 (0.1) (200.0) 8.7 4.0 117.5 (-/+) Recurring Ebitda from discontinued operations UEGA — — — — (27.4) — (-/+) Equity equivalence (40.4) (54.4) (25.7) (241.3) (276.9) (12.9) (-/+) IFRS effect (Corporate/Regulatory Transmission Revenue) - see item 3.1.1 26.2 (51.1) — 148.2 6.5 2180.0 Recurring Ebitda 654.2 526.4 24.3 2,919.9 2,540.0 15.0 PMSO, excluding non-recurring items, provisions, and reversals, decreased by R$ 72.9 million (-23.2%), mainly explained by: (i) the reduction in Other operating costs and expenses (-78.5 million), mainly impacted by lower losses on the disposal of assets in 4Q25, compared to the same period of the previous year; (ii) lower costs with Third-party services (-R$ 4.2 million), mainly related to facility maintenance and services. This result was partially offset by higher costs with: (iii) purchases of Materials (+R$ 7.6 million), mainly for wind assets; and (iv) an increase in Personnel and management costs of R$ 2.9 million, due to higher variable compensation (profit sharing and results - PLR, performance bonus PPD and long-term incentive - ILP), essentially due to the Company's improved operating performance, partially offset by a 2.5% reduction in the number of employees, mainly due to the Voluntary Dismissal Program (PDV) completed in 2024 and 2025. R$ million Recurrent Manageable Costs* 4Q25 4Q24 Δ% 2025 2024 Δ% Staff and management 75.4 72.5 4.0 289.1 346.9 (16.7) Social security and assistance plans 17.0 17.7 (4.0) 69.4 78.3 (11.4) Material 13.7 6.1 124.6 38.4 20.6 86.4 Third-party services 79.8 84.0 (5.0) 271.3 286.0 (5.1) Other operating costs and expenses* 55.2 133.7 (58.7) 231.8 294.6 (21.3) TOTAL 241.1 314.0 (23.2) 900.0 1,026.4 (12.3) *Excludes the effects of the following non-recurring items: Personnel - Reversal/provision for Voluntary Dismissal Program; and Others - disposal of assets/ assets swap Excluding the effects of PLR, PPD, and ILP, personnel costs decreased by 6.4%, mainly reflecting the reduction in the number of employees, mostly due to the PDV, as already mentioned, partially offset by the pro rata provision between October and December of the 2025 Collective Bargaining Agreement, with a 5.01% salary adjustment (INPC accumulated over 12 months until September 2025). Excluding the effects of accumulated inflation measured by the INPC, which was 3.9% between January and December 2025, there was a 10.0% reduction in Personnel. Investor Relations 4Q25 SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 10 4 Excluding non-recurring items and effects of IFRS on transmission contract assets. In the year to date, personnel costs excluding the effects of variable remuneration fell by 17.9%, mainly reflecting the 2024 and 2025 Voluntary Dismissal Programs. R$ million Personnel costs 4Q25 4Q24 Δ% 2025 2024 Δ% Staff and administrators 75.4 72.5 4.0 289.1 346.9 (16.7) (-/+) Profit sharing, PPD and ILP (15.2) (8.2) 85.4 (48.1) (53.5) (10.1) TOTAL 60.2 64.3 (6.4) 241.0 293.4 (17.9) ¹ Excludes the effects of the following non-recurring items: Personnel - Reversal/provision for Voluntary Dismissal Program Recurring Net Income reached R$ 433.1 million in 4Q25, an increase of 100.9% compared to 4Q24. This result mainly reflects the combination of the following effects: i. negative variation in financial results (-R$ 180.3 million in 4Q25, compared to -R$ 159.3 million in 4Q24), explained by the higher amount of debt and higher CDI (3.5% in 4Q25, compared to 2.6% in 4Q24); ii. lower income tax and social contribution expenses of R$ 104.0 million, mainly due to the payment of interest on equity capital (JCP) to Copel (Holding) in 4Q25; iii. higher Ebitda of R$ 127.9 million, due to the points presented above; iv. a reduction in depreciation of R$ 20.7 million, due to the renewal of concessions and the sale of assets; and v. a decrease of R$ 14.0 million in equity equivalence, mainly due to the consolidation of Mata de Santa Genebra - MSG into the portfolio, which ceased to contribute to equivalence in the amount of R$ 18.0 million. Change in Recurring Net Income (R$ million) 215.5 127.9 104.0 20.7 -21.0 -14.0 433.1 4Q24 Recurring Δ Ebitda Δ Taxes Δ D&A Δ Financials Results Δ Equity in earnings 4Q25 Recurring Year-to-date, GenCo recorded recurring EBITDA of R$ 2,919.9 million, an increase of 15.0% over the same period last year. R$ million Main Indicators 4Q25 4Q24 Δ% 2025 2024 Δ% Net Operating Revenue (R$ million) 1,443.7 1,210.2 19.3 5,096.9 4,521.5 12.7 Operating Costs and Expenses (R$ million) (592.1) (840.2) (29.5) (2,305.7) (2,533.3) (9.0) Operating Result (R$ million) 711.7 265.2 168.4 2,089.7 1,658.6 26.0 Net Profit (R$ million) 771.5 249.3 209.4 1,802.4 1,307.0 37.9 Recurring Net Profit (R$ million) 433.0 215.7 100.9 1,321.8 2,205.1 (40.1) Ebitda (R$ million) 1,078.8 632.0 70.7 3,760.6 3,098.2 21.4 Recurring Ebitda (R$ million) 654.2 526.6 24.3 2,919.9 2,540.0 15.0 Operating Margin 49.3% 21.9% 125.0 41.0% 36.7% 11.8 Net Margin 30.6% 17.8% 71.5 26.1% 48.8% (46.5) Ebitda Margin 74.7% 52.2% 43.1 73.8% 68.5% 7.7 Recurring Ebitda Margin 46.2% 43.5% 6.2 57.5% 56.2% 2.4 Investment Program (R$ million) 123.0 135.3 (9.1) 626.7 263.0 138.3 3.1.1 IFRS effect on the Transmission segment For the calculation, an adjustment was made considering the effects of the application of ICPC 01 / IFRIC 12 on the corporate statements in the transmission segment: R$ million IFRS effect in the Transmission segment 4Q25 4Q24 Δ 2025 2024 Δ% (A) Corporate revenue1 329.9 303.5 8.7 1,127.7 1,018.6 10.7 O&M revenue and effective interest 308.3 282.5 9.1 1,097.3 990.7 10.8 Construction revenue and margin 110.0 74.6 47.3 275.6 123.5 123.2 Cost of construction (88.3) (53.7) 64.5 (245.2) (95.6) 156.5 (B) Regulatory revenue2 356.2 252.3 41.2 1,275.9 1,025.1 24.5 (B-A) IFRS effect - Difference between regulatory and corporate revenue 26.2 (51.1) — 148.2 6.5 2,180.0 (+/-) Effects on Equity of transmission companies2 (2.5) (32.9) (92.5) (81.2) (139.8) (41.9) IFRS effect in Transmission business 23.8 (84.1) — 67.0 (133.3) — 1 Net of taxes and charges. 2 Difference between corporate and regulatory profit of jointly owned subsidiaries in the transmission segment, proportional to GenCo's stake in the ventures. Investor Relations 4Q25 SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 11 3.2 Operational Performance Present in 10 Brazilian states, GenCo operates a diversified portfolio of hydroelectric and wind power plants, totaling 6,226.1 MW of installed capacity and 2,696.4 MW of average physical guarantee. In the Transmission segment, Copel has a total network of 9,687 km of transmission lines and 53 basic network substations, considering its interests. For more information on generation and transmission operational data, see Annex IV. 3.2.1 Generation Copel's generation park is composed of 100% renewable operating sources in operation. Installed Capacity by Source Hydro 81.0% 6,226.1 MW Wind 19.0% GenCo's hydro generation was 2.8% lower in 4Q25 (5,668 GWh, compared to 5,833 GWh in 4Q24), as a result of a less favorable hydrological scenario and divestment in Small Hydroelectric Plants and the Colíder Hydroelectric Plant. In wind farms, generation was 15.2% lower in 4Q25 (874 GWh, compared to 1,031 GWh in 4Q24), as a result of increased curtailment in 4Q25 (34.2%, compared to 15.7% in 4Q24) and the unavailability of some machines. In the year to date, total generation from the Company's portfolio was 18.0% lower (22,450 GWh in 2025, compared to 27,363 GWh in 2024). 3.2.2 Energy sold In the 3rd quarter of 2025, GenCo recorded 3,569 GWh of electricity sold from hydro sources, a decrease of 5.1%, mainly due to sales under bilateral contracts, which was partially offset by an increase in the amount of energy purchased on the short-term market (MCP). Energy sold does not include generation allocated under the Energy Reallocation Mechanism (MRE), which increased by 14.4% in the quarter (3,061 GWh, compared to 3,039 GWh in Q4 2024). For wind farms, total electricity sales were 1,149 GWh, a decrease of 7.2%, mainly due to the need for purchases on the short-term market (MCP), offset in part by increased sales in bilateral contracts and energy sold in the regulated environment (CCEARs), due to the start of supply from the Jandaíra Complex5 Consolidated Sales (GWh) Investor Relations 4Q25 SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 12 5 Jandaíra I, II, III, and IV Wind Farms (30° LEN - CCEAR 2025 - 2044). GSF and PLD GSF - Generation Scaling Factor 87.0% 88.9% 94.9% 103.8% 104.1% 89.3% 84.8% 79.4% 73.4% 73.5% 80.1% 86.1% 113.2% 111.0% 98.8% 101.7% 97.1% 87.7% 69.3% 62.6% 63.0% 62.8% 65.7% 73.6% 2024 2025 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Source: CCEE Average Monthly PLD (Southern Submarket) - R$/MWh 61.14 61.20 61.07 61.07 61.07 66.40 87.05 118.79 307.78 480.76 103.51 64.80 59.21 93.83 332.56 202.98 233.39 236.10 211.67 287.17 260.34 250.18 278.02 265.89 2024 2025 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Source: CCEE 3.2.3 Transmission Copel has more than 9,600 km of transmission lines in eight Brazilian states, including its own assets and those in partnership with other companies. In addition to building, maintaining, and operating its own extensive power transmission network, Copel provides services to other concessionaires' projects. The transmission projects are listed in Annex IV, including the projects of GenCo, SPEs Costa Oeste, Marumbi, Uirapuru Transmissora, and MSG (100% owned by GenCo), as well as the six SPEs in which GenCo has a stake. RBSE Below is a description of the flow of the portion of the Revenue relating to the Basic Network of the Existing System - RBSE6 for the next few cycles. It is important to note that the data may be altered in the future due to tariff revision processes and/or revision of the parameters used to compose these revenues by the regulatory body. The figures below include the revision in the methodology for calculating the financial component, established by Aneel’s homologation resolution (REH) 3,467/2025, with a negative impact of R$ 115.1 million, and have been adjusted annually by the IPCA, according to Aneel’s homologation resolution 3,481/2025. 663.6 703.5 709.7 175.6 175.6 175.6 122.1 122.1 122.1 176.3 176.3 176.3 189.6 229.5 235.7 RBSE - O&M RBSE - Componente Econômico PRT 120/2016 RBSE - Componente Financeiro PRT 120/2016 RBNI - novas obras Ciclo 2025-2026 Ciclo 2026-2027 Ciclo 2027-2028 Note: Economic component: future values based on the 2025-2026 cycle (according to REH 3,481/2025) Financial component: values published in REH 3.467/2025. . RAP values up to the 2027-2028 cycle projected based on the values in REH 3,467/2025. Investor Relations 4Q25 SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 13 6 This refers to concession contract 060/2001, which represents 36.6% of GenCo's annual permitted revenue (APR) for transmission and proportional stakes. 4. Copel Distribuição (DisCo) 4. Copel Distribution 4.1 Economic and Financial Performance DisCo reported recurring Ebitda of R$ 728.4 million in 4Q25, an increase of 1.8% (R$ 13.2 million) compared to 4Q24. This performance was mainly driven by the Annual Tariff Adjustment (RTA) in June 2025, with an average effect of 1.3% on portion B, slightly offset by a 0.1% reduction in the Billed Wire Market between the periods under review. R$ million Recurring Ebitda 4Q25 4Q24 Δ% 2025 2024 Δ% EBITDA 816.6 748.2 9.1 2,790.2 2,574.5 8.4 (-/+) Reversal/Provision for severance pay 0.4 — — 12.5 13.4 (6.7) (-/+) New Replacement Value - NRV (88.6) (33.0) 168.5 (161.2) (82.4) 95.6 Recurring Ebitda 728.4 715.2 1.8 2,641.5 2,505.5 5.4 Contributions to recurring Ebitda: (i) the increase of R$ 87.5 million (+8.4%) in gross distribution margin (table below) due mainly to the combination of the following factors: R$ million Gross Distribution Margin 4Q25 4Q24 Δ% 2025 2024 Δ% Recurring Net Operating Revenue (excluding VNR) 5,127.5 4,441.4 15.4 19,041.0 16,948.0 12.3 (-) Construction Revenue 757.9 567.2 33.6 3,027.5 2,427.3 24.7 (-) Other Operating Income 146.2 127.1 15.0 544.8 513.4 6.1 (=) Recurring ROL (excluding construction, other revenues, and VNR) 4,223.4 3,747.1 12.7 15,468.7 14,007.3 10.4 (-) Electricity Purchased for Resale 2,424.8 2,086.3 16.2 8,595.1 7,308.8 17.6 (-) Electricity Network Usage Charges 665.5 615.2 8.2 2,690.0 2,729.2 (1.4) Gross Distribution Margin 1,133.1 1,045.6 8.4 4,183.6 3,969.3 5.4 ¹ Excludes the effects of the following non-recurring items: Personnel - Reversal/provision for Voluntary Dismissal Program • to the increase in the result of sectoral financial assets and liabilities of R$ 667.9 million with the constitution of CVA Energy to the higher average PLD in 4Q25; • higher supply revenue of R$ 109.0 million, with an increase in the settlement of surplus energy in the CCEE short-term market (MCP), to the higher average PLD in 4Q25; • a reduction in revenue from electricity grid availability of R$ 169.5 million, impacted by the increase in CDE Uso charges. This effect was partially offset by the 6.4% adjustment in the Distribution System Usage Tariff (TUSD – RTA/2025) and by the 0.3% growth in wire market consumption (ex- Distributed Generation); • a decrease in revenue from energy supply of R$ 131.2 million, due to the drop in the Energy Tariff - TE (RTA/2025) and the reduction in captive market consumption; • an increase of R$ 338.5 million in energy purchased for resale, with greater compensation from MMGD, in addition to greater energy acquisition from Auctions/MCSD; • an increase in expenses related to electricity grid usage charges of R$ 50.3 million, with emphasis on the increase in the basic grid and the Reserve Energy Charge (EER). (i) the increase of R$ 19.1 million in other revenues is mainly due to the increase in infrastructure sharing; and (ii) the R$ 33.4 million reduction in expenses with provisions and reversals, mainly in civil litigation, partially offset by the R$ 13.2 million increase in Expected Credit Losses and Doubtful Accounts (PECLD). These positive effects were partially offset by the increase in PMSO of R$ 126.8 million (+31.5%) compared to 4Q24, mainly due to increases of: (i) R$ 56.5 million, mainly in other costs and expenses, R$ 37.9 million in losses on the decommissioning of assets associated with the investment program, and R$ 13.0 million in tax recovery in 4Q24, a factor not present in the same period of 2025; (ii) R$ 47.4 million (+23.7%) in third-party service costs, due to higher demand, especially for electrical system maintenance services, including costs for cleaning the right-of-way; (iii) R$ 15.7 million in personnel costs, due to higher variable compensation (profit sharing and results - PLR, performance bonus - PPD, and long-term incentive - ILP), essentially due to the Company's improved operating performance. R$ million Recurring Manageable Costs (PMSO) ¹ 4Q25 4Q24 Δ 2025 2024 Δ% Staff and administrators 138.0 122.3 12.8 525.8 623.5 (15.7) Pension and welfare plans 37.5 39.8 (5.8) 153.1 169.0 (9.4) Material 27.0 17.5 54.3 65.2 63.5 2.7 Third-party services 247.4 200.0 23.7 865.3 719.1 20.3 Other operating costs and expenses² 79.0 22.5 251.1 233.7 158.7 47.3 TOTAL 528.9 402.1 31.5 1,843.1 1,733.9 6.3 ¹ Excludes the effects of the following non-recurring items: Personnel - Reversal/provision for Voluntary Dismissal Program Year-to-date, recurring Ebitda reached R$ 2,641.5 million, up 5.4% from R$ 2,505.5 million in 2024, driven mainly by the accumulated Annual Tariff Adjustments with an increase of 1.1% in portion B in June 2024 and 1.3% in June 2025, in addition to the 1.0% increase in the billed wire market. The following also contributed to the improved result: (i) an increase of R$ 214.1 million in the gross distribution margin; and (ii) an increase of R$ 31.4 million (+6.1%) in other revenues. These positive effects were partially offset by an increase in PMSO of R$ 109.2 million (+6.3%), substantially justified by increases of R$ 146.2 million in third-party service costs, mainly for electrical system maintenance, and R$ 75.0 million (+47.2%) in other costs and expenses, due to losses from asset decommissioning in the amount of R$ 51.0 million; partially offset by a reduction of R$ 97.7 million (-15.7%) resulting from a 2.8% reduction in the number of employees, mainly due to the Voluntary Dismissal program completed in 2024 and 2025. Personnel costs, excluding the effects of PLR, PPD, and ILP (table below), decreased by 8.1%, mainly reflecting the reduction in the number of employees, mainly due to the PDV, as already mentioned, partially offset by the pro rata provision, between October and December, of the 2025 Collective Bargaining Agreement, with a 5.01% salary adjustment (INPC accumulated over 12 months until September Investor Relations 4Q25 SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 14 2025). Excluding the effects of accumulated inflation measured by the INPC, which was 3.9% between January and December 2025, there was an 11.5% reduction in Personnel. In the year to date, personnel costs excluding the effects of variable remuneration fell by 17.3%, mainly reflecting the 2024 and 2025 Voluntary Dismissal Programs. R$ million Recurring Personnel Costs 4Q25 4Q24 Δ% 2025 2024 Δ% Staff and administrators 138.0 122.3 12.8 525.8 623.5 (15.7) (-/+) Share in profits/results, PPD and ILP (30.0) (4.8) 525.0 (102.2) (111.2) (8.1) TOTAL 108.0 117.5 (8.1) 423.6 512.3 (17.3) ¹ Excludes the effects of the following non-recurring items: Personnel - Reversal/provision for Voluntary Dismissal Program DisCo's recurring net income in 4Q25 was R$ 403.5 million, 3.6% lower than in 4Q24, impacted by a 50.2% reduction in financial results (-R$ 72.5 million), due to increased debt financing and a 21.6% increase (+R$ 34.1 million) in depreciation expenses, given the larger asset base in the tariff cycle. This result was partially offset by the improved operating activity highlighted above (+R$ 13.1 million) and by the tax credit resulting from the increase in Interest on Equity (JCP) payments between the periods (+R$ 78.3 million). Change in Recurring Net Income (R$ million) 418.7 13.1 78.3 -72.5 -34.1 403.5 4T24 Recorrente Δ Ebitda Taxez Δ Financial Results Δ D&A 4T25 Recorrente In 2025, DisCo's recurring net income was R$ 974.3 million, 10.5% lower than in 2024, due to a 49.4% decrease in financial results (-R$ 260.0 million) due to increased debt financing and a 20.3% increase (+R$ 120.0 million) in depreciation expenses, given the larger asset base in the tariff cycle. This result was partially offset by improved operating activity, as highlighted above, and lower tax payments (income tax and social contribution), resulting from the increase in interest on capital between the periods. Below are the main indicators for DisCo: R$ million Key Indicators 4Q25 4Q24 Δ% 2025 2024 Δ% Net Operating Revenue (R$ million) 5,216.1 4,474.4 16.6 19,202.2 17,030.5 12.8 Operating Costs and Expenses (R$ million) (4,591.9) (3,884.5) 18.2 (17,124.3) (15,048.1) 13.8 Operating Income (R$ million) 624.2 589.9 5.8 2,077.9 1,982.4 4.8 Net profit (R$ million) 461.8 440.4 4.9 1,072.5 1,134.0 (5.4) Recurring net income (R$ million) 403.5 418.7 (3.6) 974.3 1,088.4 (10.5) Ebitda (R$ million) 816.6 748.2 9.1 2,790.2 2,574.5 8.4 Recurring Ebitda (R$ million) 728.4 715.3 1.8 2,641.5 2,505.4 5.4 Operating Margin 12.0 13.2 (9.1) 10.8 11.6 (6.9) Net Margin 8.9 9.8 (9.2) 5.6 6.7 (16.4) Ebitda margin 15.7 16.7 (6.0) 14.5 15.1 (4.0) Recurring Ebitda Margin 14.0 16 (12.5) 13.8 14.7 (6.1) Investment Program (R$ million) 641.3 543.1 18.1 2,959.0 2,196.9 34.7 4.2 Operational Performance 4.2.1 Grid Market (TUSD) In 4Q25, electricity consumption in DisCo's wire market grew 0.3% compared to the same period last year. The billed wire market, which deducts part of the energy compensated by MMGD, remained virtually stable in 4Q25 compared to 4Q24, with a 0.1% reduction. In 2025, the billed wire market increased 1.0% due to greater economic activity, which boosted electricity consumption in the industrial and commercial sectors. 4.2.2 Captive Market The captive market saw a 4.9% decrease in electricity consumption in Q4 2025 compared to the same period last year and a 5.7% drop for the year as a whole. The captive market billed, which considers MMGD compensated energy, fell by 6.3% in Q4 2025 and 6.7% for the year as a whole. This decline is mainly explained by the advance of MMGD, except for energy from Distributed Generation (DG) II and III modalities, which is compensated, and by the migration of consumers to the Free Contracting Environment (ACL), driven by migrations, new loads, expansions, and increased consumption by industrial and commercial customers. 4.2.3 Operational data DisCo has a concession valid until July 7, 2045, whose service quality criteria (Equivalent Interruption Duration per Consumer Unit - DEC and Equivalent Interruption Frequency per Consumer Unit - FEC) are defined by Aneel. Despite the severe weather events in the state of Paraná in 2025, the Company has acted promptly to restore power supply and prevent vegetation from encroaching on the grid, which has helped maintain service quality indices within regulatory limits. For the DEC, the result for the last 12 months calculated in December 2025 was 7.17 hours, while for the FEC, the result for the same period was 4.65 interruptions, both within the established regulatory limit. Investor Relations 4Q25 SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 15 DEC (Measured in hour and centesimal of hour) 7.47 7.96 7.97 7.92 7.46 9.29 9.19 8.69 8.35 8.14 7.68 Effective Regulatory Target 2021 2022 2023 2024 2025 2026 FEC (Measured in number of interruptions and fraction) 5.09 5.1 5.41 5.36 4.9 0 6.84 6.8 6.39 5.93 5.8 5.36 Effective Regulatory Target 2021 2022 2023 2024 2025 2026 Losses - Losses in the distribution segment can be defined as the difference between the electricity purchased by distributors and that billed to their consumers and are segmented as Technical and Non- Technical. Technical Losses are inherent to the activity of electricity distribution, and Non-Technical Losses originate mainly from theft (clandestine connection, direct diversion from the grid), fraud (meter tampering or diversions), reading, measurement, and billing errors. At the end of December 2025, Technical Losses for the last 12 months were 2,299 GWh, compared to 2,282 GWh for the same period in the previous year, and Non-Technical Losses were 743 GWh, compared to 772 GWh, 27.3% below the figure for 2024. Total losses for the last 12 months amounted to 3,042 GWh. GWh - 12 Months 2021 2022 2023 2024 2025 Injected Energy 34,403 35,253 36,639 39,436 39,732 Distribution Losses 2,660 2,701 2,862 3,054 3,042 Technical Losses 1,991 2,040 2,120 2,282 2,299 Non-Technical Losses 669 661 742 772 743 * As established by the result of CP 09/2024 (DSP No. 1,220/2025) Non-technical losses, calculated as the difference between total losses and technical losses, are largely associated with the concessionaire's management and the socioeconomic characteristics of the concession areas. In this regard, Copel maintains a Program to Combat Non-Technical Losses through, among other things, the following actions: • use of smart meter alarms to improve the performance of selected targets; • improvement of actions to combat irregular procedures, improving the performance of targeted inspections; • investments aimed at providing and/or acquiring inspection equipment; • development and implementation of specific training and refresher courses related to commercial losses; • conducting inspections, both in Medium and Low Voltage; • educational notes in the press and messages on electricity bills; • joint operations with the Civil Police and Public Prosecutor's Office; and • opening of police investigations in regions where significant numbers of irregular procedures have been found. The tariff transfer of efficient loss levels is provided for in the concession contracts, and these losses are included in the energy purchase costs up to the regulatory limit stipulated by ANEEL. Copel DIS remained within regulatory limits in recent tariff processes, and in December 2025, total losses were 0.49% below the regulatory limit, influenced by the revision of targets resulting from the effects of CP 09/24. Losses 7.7 7.7 7.8 7.7 7.7 7.7 7.6 7.6 7.5 8.1 Total Losses/Power Grid - % Regulatory Level - % Dec-21 Dec-22 Dec-23 Dec-24 Dec-25 Investor Relations 4Q25 SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 16 5. Copel Comercialização (TradeCo) 5. Copel Commercialization 5.1 Economic and Financial Performance TradeCo reported recurring Ebitda of R$ 3.5 million in 4Q25, an increase of R$ 18.8 million compared to the negative value of R$ 15.3 million in 4Q24, mainly reflecting the 69.7% increase in the volume of energy sold in bilateral contracts (3,824 GWh compared to 2,253 GWh in 4Q24), and the trading strategy to mitigate the effects of contracts with generation from intermittent sources, which had an impact of approximately R$ 18.0 million in 4Q24, partially offset by an increase of R$ 4.5 million in recurring manageable costs (PMSO). In 2025, recurring Ebitda totaled R$ 36.1 million, a 32.5% decrease compared to 2024, mainly due to the R$ 9.5 million increase in PMSO. The main adjustment in the quarter was the fair value of energy purchase and sale contracts (mark-tomarket), calculated as the difference between the contracted price and the future market price estimated by the Company, which was negative at R$ 6.4 million in 4Q25, mainly influenced by the progress of the contracts, reflecting the execution, throughout the quarter, of contracts with lower MTMs, partially offset by the higher market price. R$ million Recurring Ebitda 4Q25 4Q24 Δ% 2025 2024 Δ% Ebitda (2.9) (25.9) (88.8) 54.7 16.7 227.5 (-/+) Provision/Reversal of severance pay — — — — 0.2 — (-/+) Fair value in the purchase and sale of energ 6.4 10.6 (39.6) (18.6) 36.6 — Recurring Ebitda 3.5 (15.3) — 36.1 53.5 (32.5) Recurring PMSO increased by 73.9% in 4Q25 (+R$ 4.5 million), mainly influenced by the R$ 3.2 million increase in the Personnel and Administrators account, due to the ongoing restructuring process of the trading company, in addition to R$ 1.0 million in third-party service costs, especially for communication and data processing due to the higher volume of energy traded in the period. For the year as a whole, PMSO increased by 36.2% (+R$ 9.5 million) compared to 2024 due to higher personnel and administrative costs (+R$ 6.5 million), as mentioned above, and an increase in other operating costs and expenses (+R$ 3.2 million) due to higher rents and energy certification. R$ thousand Recurring Manageable Costs* 4Q25 4Q24 Δ% 2025 2024 Δ% Personnel and administrators 6,498.6 3,310.0 96.3 20,834.0 14,293.0 45.8 Pension and welfare plans 439.0 416.0 5.5 1,741.0 1,737.0 0.2 Material 81.1 66.0 22.9 302.0 114.0 164.9 Third-party services 1,333.6 350.0 281.0 4,064.0 4,603.0 (11.7) Other operating costs and expenses 2,175.5 1,911.0 13.8 8,705.0 5,427.0 60.4 TOTAL 10,527.8 6,053.0 73.9 35,646.0 26,174.0 36.2 *Excludes effects of non-recurring item Personnel - Reversal/provision for Voluntary Dismissal Program The personal and administrative account, excluding the effects of PLR, PPD, and ILP recorded a 44.6% increase in 4Q25, mainly due to the aforementioned restructuring process of the trading company. For the year as a whole, personnel and administrators, excluding variable compensation, increased by 18.3%. Excluding the effects of cumulative inflation as measured by the INPC, which was 3.9% between January and December 2025, there was a 39.1% increase in Personnel. R$ thousand Recurring Personnel Costs 4Q25 4Q24 Δ 2025 2024 Δ% Personnel and administrators 6,498.6 3,310.0 96.3 20,834.0 14,293.0 45.8 (-/+) Share in profits/results, PPD and ILP (2,160.9) (309.8) 597.5 (6,112.9) (1,847.0) 231.0 TOTAL 4,337.7 3,000.2 44.6 14,721.1 12,446.0 18.3 TradeCo's recurring net income for 4Q25 was R$ 15.9 million, compared to net income of R$ 3.8 million recorded in 4Q24, mainly due to the best operating performance ever recorded, partially offset by a R$ 5.9 million increase in income tax and social contribution tax (CSLL) payments (given the higher operating result) and a R$ 2.2 million decrease in financial income (down 21.2% compared to 4Q24), mainly due to lower income from financial investments. Year-to-date, recurring net income was R$55.4 million, down 19.0% from R$68.4 million in 2024, due to the aforementioned lower operating performance (-32.5%) and a R$3.3 million reduction in financial income, mainly due to lower investment income. This result was partially offset by a R$ 7.8 million reduction in IR/CSLL tax payments. R$ million Key Indicators 4Q25 4Q24 Δ 2025 2024 Δ% Net Operating Revenue (R$ million) 1,192.5 978.1 21.9 4,402.3 3,568.5 23.4 Operating Costs and Expenses (R$ million) (1,195.9) (1,004.5) 19.1 (4,349.5) (3,553.6) 22.4 Operating Income (R$ million) (3.4) (26.4) (87.1) 52.8 14.9 254.4 Net profit (R$ million) 11.7 (3.1) (477.4) 67.6 44.1 53.3 Recurring Net Income (R$ million) 15.9 3.8 318.4 55.4 68.4 (19.0) Ebitda (R$ million) (2.9) (25.9) (88.8) 54.7 16.7 227.5 Recurring Ebitda (R$ million) 3.5 (15.3) (122.9) 41.1 53.5 (23.2) Operating Margin — — — 1.2 0.4 200.0 Net Margin 1.0 — — 1.5 1.2 25.0 Ebitda margin — 2.3 — 1.2 0.5 140.0 Recurring Ebitda Margin 0.3 (1.6) — 0.9 1.5 (40.0) Investment Program (R$ million) 1.4 0.9 55.6 2 1.3 53.8 Investor Relations 4Q25 SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 17 5.2 Commercial Performance In 2025, the volume of energy sold grew 22.6% compared to 2024, mainly due to the effect of increased sales to traders in bilateral contracts (+39.7%). The following chart shows the evolution of Copel COM in terms of GWh sold, demonstrating growth of 18.8% over the last five years. GWh sold 23,192 24,817 22,450 22,478 27,563 2021 2022 2023 2024 2025 Δ% 2024/2025: 22.6% Electricity contracts in Q4 2025 for the five-year horizon totaled 276.1 MWm, a 55.2% decrease compared to the previous quarter, reflecting the portfolio management strategy defined by the Company, during which 276.1 MWm of Physical Guarantees were traded. MWm SOLD (5 year horizon) 500.2 484.7 219.9 431.4 276.1 4T24 1T25 2T25 3T25 4T25 Investor Relations 4Q25 SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 18 6. ESG performance 6. ESG performance 6.1 ESG in Copel’s Strategy Copel incorporates ESG (Environmental, Social, and Governance) principles into its corporate strategy, basing its actions on material issues identified through consultation with stakeholders and on the guidelines established by the Sustainability Policy. Integrity is a cross-cutting value that guides all of the company's practices, reinforcing its commitment to ethics, transparency, and compliance. This approach is complemented by voluntary commitments aligned with the Principles of the Global Compact and the UN Sustainable Development Goals (Agenda 2030). Priority SDGs by Copel ESG in Copel's strategy aims to promote a systemic and broad culture of sustainability, originating from stakeholders, and material issues guide programs and initiatives that generate shared value, minimize risks, and maximize opportunities. On the environmental front, decarbonization, climate adaptation and resilience, biodiversity, and ecoefficiency are drivers for projects and initiatives such as the Carbon Neutrality Plan, through which the Company is taking measures to neutralize its direct carbon emissions by 2030. Copel invests in 100% renewable energy, researches alternative sources, and reduces greenhouse gas emissions, reinforcing its commitment to combating climate change. In the social field, the People pillar is central, focusing on employee health and safety, human rights, and diversity. Copel values the promotion of a healthy work environment, with a goal of zero fatal accidents, acting fairly and inclusively with employees and stakeholders, in addition to strengthening engagement with communities. In governance, Copel adopts a structured and transparent approach, with emphasis on the Integrity Program, which is based on the Code of Conduct and aligned with the principles of the Global Compact. The program develops actions aimed at risk prevention, the promotion of an ethical culture, and the continuous engagement of employees. The Company also maintains robust risk management and internal controls, ensuring compliance with rules and regulations and strengthening governance at all organizational levels. ESG performance is continuously monitored by indicators and external assessments, such as ISE, from [B]³, CSA, from S&P Global, and CDP. In this way, Copel integrates its strategy across the board, committed to sustainable development, generating value for society, and strengthening corporate governance. 6.2 Recent highlights • Copel's migration to [B]³'s Novo Mercado: We ended 2025 by completing Copel's migration to [B]³'s Novo Mercado, a historic milestone that reaffirms our strategic commitment to transparency, fairness, and sustainable value creation. This achievement strengthens our management practices, consolidates a legacy of corporate governance, and aligns us with the rigorous principles required by investors in Brazil and around the world. • Stock Exchange ESG Indexes: In November, during COP 30 in Belém, PA, [B]³ recognized the 30 companies that are simultaneously part of the three main ESG indexes on the stock exchange: ISE [B]³, ICO2 B3, and IDIVERSA [B]³. Copel is among the six electric utilities present in the three indexes. • Paraná Climate Seal 2025: In December, Copel received the Paraná Climate Seal 2025, awarded by the Paraná State Secretariat for Sustainable Development (Sedest). The certification recognizes companies, public agencies, and city governments that contribute to combating climate change by committing to measuring and reducing greenhouse gas (GHG) emissions. • Grade “A” in CDP 2025 Climate Change Report: Copel received a grade of “A” in the Carbon Disclosure Project (CDP) 2025 Climate Change questionnaire. This recognition positions the company among the global leaders in environmental management, highlighting its commitment to energy transition and transparency in its climate governance practices. Investor Relations 4Q25 SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 19 6.3 Indicators Regarding the scope 1 GHG indicator (tCO2), the data refer to direct greenhouse gas emissions from Copel's operations (fleet, land use change, and fugitive emissions), calculated every six months. The 2025 data will be audited later by a third party. Environmental Indicator 2023 2024 Δ% 1Q25 2Q25 3Q25 4Q25 Δ% Renewable sources (% Installed Capacity) 94.06 94.07 — 100.00 100.00 100.00 100.0 — Renewable sources (% Energy Generated) 99.86 99.97 0.1 100.00 100.00 100.00 100.0 — Scope 1 GHG emissions (tCO2)¹ 81,690.3 17,318.0 (78.8) — 4,937.7 — — — Scope 2 GHG emissions (tCO2)² 148,798.7 229,169.5 54.0 — 169,117.0 — — — ¹Scope 1 refers to direct greenhouse gas emissions from Copel's operations (fleet, land use change, and fugitive emissions), calculated every six months. The 2025 data will be verified later by a third party. ²Scope 2 refers to indirect greenhouse gas emissions from Copel's operations (electricity consumption and loss) - GHG emissions are calculated every six months. Social Indicator 2023 2024 2025 Δ% Women at Copel (% of Own Employees) 21.7 21.9 22.1 0.9 Women at Copel (% Third-Party Employees) 11.73 14.0 13.6 (2.9) Accident frequency rate - TFIFR (% Own Employees) 1.4 2 0.9 (55.0) Accident frequency rate - TFIFR (% Third-Party Employees) 4.9 3.9 2.7 (30.8) TFIFR: Lost time injury frequency rate. This rate represents, in relation to one million man-hours of exposure to risk, the number of contractors involved in lost time accidents or fatal cases during the period considered. ABNT – NBR 14280: 2001 Governance Indicator 2023 2024 2025 Δ% Women in leadership positions (%) 21.8 22.1 22.0 (0.5) Women on the Board of Directors (%) 11.1 11.1 11.10 — Independent directors (%) 88.8 88.8 88.8 — Complaints resolved through the Complaints Channel (%)* 82.7 82.0 93.0 13.4 *The indicator considers the completion of investigations in the period analyzed/year. The Company analyzes 100% of the complaints received. 6.4 Ratings, Rankings and Indexes Index Ranking 82.47% Ranking 19th CSA Score 84 A Yes Medium Risk AA Reference Year 2025 2026 2025 2025 2025 2025 Investor Relations 4Q25 SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 20 7. Other highlights from the period 7. Other highlights from the period Copel Day 2025 The Company held its Investor Day in Rio de Janeiro, RJ, on November 19, with the in-person participation of more than 130 analysts, investors, and stakeholders, and more than 364 viewers who watched the live broadcast. In-person participants had the opportunity to experience an immersive tunnel where they were shown how innovation contributes to the three target pillars: operational excellence, cost reduction, and revenue growth. Among other topics, the event addressed the strategic pillars, the structural efficiency plan and PMSO planning, the path to operational excellence, and the Company's future expansion, always seeking to become a benchmark in the electricity sector in terms of value creation, efficiency, quality, and discipline in capital allocation. For more information, access the event broadcast and presentation available on our website. Copel Culture On November 7, the Company consolidated a new chapter in its history by updating Copel Culture. Supported by its Reason for Being — "Illuminating lives with pure energy" —, its Ambition and the Values that guide its actions, the new culture reinforces the leading role of people, the focus on the customer, the pursuit of extraordinary results, the commitment to the future and the non-negotiable stance on safety and ethics. This movement strengthens strategic alignment and prepares the organization for the challenges and opportunities of the coming years. Migration to the B3's Novo Mercado On December 22, Copel completed the migration process to the B3's Novo Mercado, now holding only common shares, traded under the code CPLE3, consolidating a simpler, more transparent corporate structure, reinforcing best corporate governance practices and greater potential liquidity of the shares, which makes it attractive to long-term foreign institutional investors and contributes to increasing the profitability of the shares. For more information, see Material Fact 17/25. GeT maintains ISO Innovation certification In 2025, GeT obtained ISO 56001 certification, ranking among the top ten companies in the world to obtain the certification and second in the electricity sector in the Americas to achieve it. The certification reinforces the company's maturity in innovation management and recognizes advances in internal initiatives, open innovation, and process improvement. Disclaimer Information contained in this document may include forward-looking statements and reflects management's current perception and outlook on the evolution of the macroeconomic environment, industry conditions, the Company's performance and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this document that do not describe historical facts, such as information regarding the declaration of payment of dividends, the future direction of operations, the implementation of relevant operational and financial strategies, the investment program, factors or trends affecting the financial condition, liquidity or results of operations are forward-looking statements of significance under the U.S. Private Securities Litigation Reform Act of 1995 and involve various risks and uncertainties. There can be no assurance that such results will occur. The statements are based on various factors and expectations, including economic and market conditions, industry competitiveness and operational factors. Any changes in such expectations and factors could cause actual results to differ materially from current expectations. Investor Relations ri@copel.com Phone: (41) 3331-4011 Investor Relations 4Q25 SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 21 List of Exhibits RESULTS 4Q25 LIST OF EXHIBITS EXHIBITS I EXHIBITS II EXHIBITS III EXHIBITS IV CONSOLIDATED RESULTS RESULT BY SUBSIDIARY ENERGY MARKET OPERATIONAL DATA INCOME STATEMENTS COPEL GET INCOME STATEMENT DIS AND TOTAL MARKET INDICATORS SUMMARY BALANCE SHEET COPEL DIS INCOME STATEMENT ENERGY FLOW GENERATION CASH FLOW COPEL DIS REVENUE ENERGY FLOW (2) GENERATIONS INTEREST EBTIDA AND FINANCIAL RESULT COPEL COM INCOME STATEMENT TARIFFS TRANSMISSION EQUITY IN EARNINGS OF SUBSIDIARIES INCOME STATEMENT BY COMPANY QUARTER ELECTRICITY PURCHASED AND CHARGES DISTRIBUTION SHARE CAPITAL ASSET BY COMPANY ENERGY BALANCE LIABILITIES BY COMPANY WIND POWER PRICE EXHIBIT I - CONSOLIDATED RESULTS > INCOME STATEMENT R$ '000 Income Statement 4Q25 4Q24 Δ% 2025 2024 Δ% OPERATING REVENUES 7,188,439 6,019,164 19.4 26,116,856 22,651,036 15.3 Electricity sales to final customers 1,978,876 2,199,722 (10.0) 7,961,249 8,454,990 (5.8) Electricity sales to distributors 1,399,044 819,135 70.8 4,756,273 3,120,628 52.4 Use of the main distribution and transmission grid 1,762,258 1,914,732 (8.0) 6,974,666 7,048,036 (1.0) Construction revenue 867,868 641,824 35.2 3,303,150 2,550,809 29.5 Fair value of assets from the indemnity for the concession 88,593 32,957 168.8 161,244 82,424 95.6 Result of Sectorial financial assets and liabilities 939,979 272,095 245.5 2,348,143 838,280 180.1 Other operating revenues 151,821 138,699 9.5 612,131 555,869 10.1 OPERATING COSTS AND EXPENSES (5,766,676) (5,152,337) 11.9 (21,311,842) (18,867,990) 13.0 Electricity purchased for resale (3,211,577) (2,610,512) 23.0 (11,110,778) (8,924,895) 24.5 Charge of the main distribution and transmission grid (675,407) (643,068) 5.0 (2,755,534) (2,865,490) (3.8) Personnel and management (256,622) (224,172) 14.5 (960,788) (1,081,797) (11.2) Pension and healthcare plans (57,663) (60,364) (4.5) (234,547) (259,352) (9.6) Materials and supplies (44,025) (24,646) 78.6 (108,061) (86,882) 24.4 Materials and supplies for power eletricity — — — — (936) — Third-party services (343,864) (301,629) 14.0 (1,192,282) (1,074,308) 11.0 Depreciation and amortization (389,131) (376,281) 3.4 (1,481,886) (1,465,478) 1.1 Provisions and reversals (30,777) (117,147) (73.7) (270,787) (345,102) (21.5) Construction cost (846,205) (620,867) 36.3 (3,272,763) (2,522,908) 29.7 Other cost and expenses 88,595 (173,651) (151.0) 75,584 (240,842) (131.4) EQUITY IN EARNINGS OF SUBSIDIARIES 37,996 55,804 (31.9) 239,997 281,202 (14.7) PROFIT BEFORE FINANCIAL RESULTS AND TAXES 1,459,759 922,631 58.2 5,045,011 4,064,248 24.1 FINANCIAL RESULTS (507,405) (376,777) 34.7 (1,798,352) (1,157,014) 55.4 Financial income 318,136 327,550 (2.9) 1,343,658 1,184,779 13.4 Financial expenses (825,541) (704,327) 17.2 (3,142,010) (2,341,793) 34.2 OPERATIONAL EXPENSES/ INCOME 952,354 545,854 74.5 3,246,659 2,907,234 11.7 INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT 114,281 60,302 89.5 (577,618) (599,435) (3.6) Income tax and social contribution on profit 28,932 30,151 (4.0) (196,186) (177,999) 10.2 Deferred income tax and social contribution on profit 85,349 (841) (10248.5) (381,432) (421,436) (9.5) NET INCOME continuing operations 1,066,635 606,156 76.0 2,669,041 2,307,799 15.7 NET INCOME discontinued operations — — — 18,898 491,571 (96.2) NET INCOME 1,066,635 606,156 76.0 2,687,939 2,799,370 (4.0) Attributed to the controlling company's shareholders - continuing operations 1,066,744 586,506 81.9 2,669,716 2,345,941 13.8 Attributed to the controlling company's shareholders - discontinued operations 91 — — 18,989 463,690 (95.9) Attributed to non-controlling shareholders - continuing operations (1,241) (11,342) (89.1) (675) (26,800) (97.5) Attributed to non-controlling shareholders - discontinued operations — — — — 16,539 — Ebitda continued operations 1,848,890 1,298,912 42.3 6,526,897 5,529,726 18.0 Investor Relations 4Q25 /// EXHIBITS I SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 23 EXHIBIT I - CONSOLIDATED RESULTS > BALANCE SHEET R$ '000 R$ '000 Assets Dec-25 Dec-24 Δ% Liabilities Dec-25 Dec-24 Δ% CURRENT 10,881,654 13,041,808 (16.6) CURRENT 11,062,317 10,342,380 7.0 Cash and cash equivalents 3,130,363 4,161,939 (24.8) Payroll, social charges and accruals 310,773 411,102 (24.4) Bonds and securities 895 623 43.7 Suppliers 3,059,667 2,324,423 31.6 Collaterals and escrow accounts 9 9 — Income tax and social contribution payable 81,875 83,482 (1.9) Customers 4,300,957 3,962,702 8.5 Other taxes due 677,273 302,345 124.0 Dividends receivable 141,297 82,278 71.7 Loans and financing 217,827 1,231,205 (82.3) Sectorial financial assets 400,463.0 — — Debentures 1,850,538 2,025,110 (8.6) Account receivable related to concession 12,867 10,609 21.3 Minimum compulsory dividend payable 2,325,889 3,878 59,876.5 Contract Assets 392,594 283,896 38.3 Post employment benefits 118,854 95,383 24.6 Fair value in energy purchase and sale operations 263,645 217,350 21.3 Customer charges due 60,108 44,825 34.1 Other current receivables 1,050,086 949,674 10.6 Research and development and energy efficiency 99,244 179,149 (44.6) Inventories 173,398 136,324 27.2 Accounts Payable related to concession 147,205 113,092 30.2 Income tax and social contribution 502,825 296,128 69.8 Net sectorial financial liabilities 883,990 935,322 (5.5) Other current recoverable taxes 426,106 994,618 (57.2) Lease liability 58,741 57,502 2.2 Prepaid expenses 60,972 63,211 (3.5) Fair value in energy purchase and sale operations 262,821 214,955 22.3 Related parties — 621 (100.0) Other accounts payable 788,232 1,199,195 (34.3) Assets held for sale 25,177 1,881,826 (98.7) Provision for allocation of Pis and Cofins credits 119,280 580,000 (79.4) NON-CURRENT 49,532,802 44,342,348 11.7 Liabilities associated with assets held for sale — 541,412 (100.0) Long Term Assets 19,065,339 15,315,121 24.5 NON-CURRENT 26,260,161 21,404,841 22.7 Bonds and securities 690,886 529,085 30.6 Social and labor obligations 4,764 457 942.5 Other temporary investments 30,627 30,603 0.1 Suppliers 133,544 142,380 (6.2) Customers 162,189 116,180 39.6 Deferred income tax and social contribution 1,982,596 1,895,459 4.6 Judicial deposits 373,949 394,364 (5.2) Other taxes due 239,448 291,195 (17.8) Sectoral financial assets 400,463 — — Loans and financing 3,150,592 3,387,589 (7.0) Account receivable related to concession 4,590,579 3,497,351 31.3 Debentures 14,796,386 10,602,255 39.6 Contract Assets 9,202,412 6,927,010 32.8 Post employment benefits 1,359,303 1,063,326 27.8 Fair value in energy purchase and sale operations 597,856 479,938 24.6 Research and development and energy efficiency 311,856 241,294 29.2 Other non-current receivables 794,296 681,846 16.5 Accounts Payable related to concession 959,122 992,252 (3.3) Income tax and social contribution 102,589 164,043 (37.5) Net sectorial financial liabilities — 142,488 (100.0) Deferred income tax and social contribution 991,404 1,174,175 (15.6) Lease liability 234,221 271,004 (13.6) Other non-current recoverable taxes 1,127,582 1,320,526 (14.6) Fair value in energy purchase and sale operations 268,621 170,837 57.2 Advance expenses 507 — — Other accounts payable 224,415 247,021 (9.2) Investments 2,849,002 3,577,937 (20.4) Provision for allocation of Pis and Cofins credits 661,273 1,000,588 (33.9) Property, plant and equipment, net 8,145,552 8,516,697 (4.4) Provisions for litigation 1,934,020 956,696 102.2 Intangible assets 19,206,609 16,623,610 15.5 EQUITY 23,091,978 25,636,935 (9.9) Right to use an asset 266,300 308,983 (13.8) Attributed to controlling shareholders 23,130,019 25,674,718 (9.9) TOTAL 60,414,456 57,384,156 5.3 Share capital 12,821,758 12,821,758 — Capital reserves 18,638 5,595 233.1 Equity valuation adjustments 287,992 517,408 (44.3) Treasury shares (113,389) (50,044) 126.6 Legal reserves 1,900,541 1,766,110 7.6 Tax incentive reserve — — — Retained earnings 8,214,479 9,363,866 (12.3) Proposed additional dividend — 1,250,025 (100.0) Accrued earnings — — — Attributable to non-controlling interest (38,041) (37,783) 0.7 TOTAL 60,414,456 57,384,156 5.3 Investor Relations 4Q25 /// EXHIBITS I SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 24 EXHIBIT I - CONSOLIDATED RESULTS > CASH FLOW CASH FLOWS FROM OPERATIONAL ACTIVITIES R$'000 12/31/25 12/31/24 Net income from continuing operations 2,669.041 2,307.799 Adjustments to reconcile net income for the period with cash generation from operating activities: 3,883.779 4,903.214 Unrealized charges and monetary variations - net 2,650,447 2,071,041 Interest – bonus from the grant of concession agreements under the quota system -119,557 -120,800 Result of transmission concession contracts -867,817 -833,630 Income tax and social contribution 196,186 177,999 Deferred income tax and social contribution 381,432 421,436 Equity in earnings of investees -239,997 -281,202 Appropriation of post-employment benefits obligations 234,835 257,711 Appropriation of research and development and energy efficiency programs 204,301 181,675 Recognition of fair value of assets from the indemnity for the concession -161,244 -82,424 Sectorial financial assets and liabilities result -2,587,485 -923,724 Depreciation and amortization 1,481,886 1,465,478 Provision arising from the dismissal program 21,489 18,306 Long-Term Incentive Plan - ILP 24,972 5,595 Net operating estimated losses, provisions and reversals 270,787 345,102 Realization of added value in business combinations -2,134 -722 Fair value in energy purchase and sale operations -18,563 36,604 Fair value adjustment of debt instruments and Hedge (Swap) 39,513 — Result of write-offs of accounts receivable related to concession 6,089 3,265 Result of write-offs or disposal of contract assets 20,453 14,496 Result of write-offs or disposal of property, plant and equipment 42,783 32,234 Result of write-offs or disposal of intangible assets 148,017 76,183 Result of write-offs of use rights of assets and liabilities of leases – net 225 -4,774 Proceeds from the sale of assets -335,595 -264,434 Results from asset disposals and business combinations -141,661 0 Others -34,624 — Decrease (increase) in assets 1,071.209 817.908 Trade accounts receivable 583,133 602,196 Dividends and interest on own capital received 218,472 223,985 Judicial deposits 61,233 18,427 Sectorial financial assets 705,732 354,421 Other receivables -124,395 -73,515 Inventories -37,074 38,402 Income tax and social contribution recoverable -169,338 -295,650 Other taxes recoverable -168,880 -50,731 Prepaid expenses 1,705 -342 Related parties 621 715 Increase (decrease) in liabilities 277,908 -518,406 Payroll, social charges and accruals 161 -313,552 Related parties — — Suppliers 441,154 72,730 Other taxes 1,151,954 882,575 Post-employment benefits -200,116 -219,780 Sectorial charges due 15,283 -16,641 Research and development and energy efficiency -232,611 -336,956 Payable related to the concession -117,607 -110,385 Other accounts payable -435,763 -131,259 Provisions for legal claims -344,547 -345,138 CASH GENERATED BY OPERATING ACTIVITIES 5,232.896 5,202.716 Income tax and social contribution paid -197,793 -219,219 Loans and financing - interest due and paid -425,192 -471,276 Debentures - interest due and paid -1,549,452 -1,089,013 Charges for lease liabilities paid -32,013 -33,292 Charges on loans granted/obtained from related parties 0.000 — NET CASH GENERATED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS 3,028,446 3,389,916 NET CASH GENERATED BY OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS — 3,620 NET CASH GENERATED FROM OPERATING ACTIVITIES 3,028,446 3,393,536 CASH FLOWS FROM INVESTMENT ACTIVITIES Financial investments 64,707 -32,939 Loans and financing granted to related parties — — Receipt of loans and financing granted to related parties — — Additions to contract assets -2,903.661 -2,174.902 Acquisitions of subsidiaries - effect on cash -190,433 — Acquisitions in investments 2,536.421 47,066 Sale of investments -1,060.804 — Additions in investments — — Capital reduction of investees 0.294 37.129 Additions to property, plant and equipment -162,100 -137.635 Sale of property, plant and equipment — 11.440 Additions to intangible assets -43,788 -4,098,286 NET CASH USED BY INVESTMENT ACTIVITIES FROM CONTINUING OPERATIONS -1,759.364 -6,348.127 NET CASH USED BY INVESTMENT ACTIVITIES FROM DISCONTINUED OPERATIONS — 608.713 NET CASH USED FROM INVESTING ACTIVITIES -1,759.364 -5,739.414 CASH FLOWS FROM FINANCING ACTIVITIES Loans and financing obtained from third parties — 5,051 Transaction costs of loans and financing obtained from third parties — -1,693 Issue of debentures 5,000,000 3,920,000 Transaction costs in the issuing of debentures -66,366 -60,623 Payments of principal - loans and financing -1,254,405 -261,753 Payments of principal - debentures -3,317,499 -1,079,912 Payments of principal of lease liabilities -69,583 -70,949 Share buyback -70,046 -50,044 Premium paid to shareholders -1,273,727 — Dividends and interest on own capital paid -1,249,045 -1,586,565 NET CASH GENERATED (USED) BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS -2,300,671 813,512 NET CASH GENERATED (USED) BY FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS — -9,656 NET CASH GENERATED (USED) FROM FINANCING ACTIVITIES -2,300.671 803.856 TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS -346,030 1,876,257 Cash and cash equivalents at the beginning of the period 4,161,939 5,634,623 Cash and cash equivalents at the end of the period 3,130,363 4,161,939 Change in cash and cash equivalents from discontinued operations -13 -69,338 CHANGE IN CASH AND CASH EQUIVALENTS -1,031,589 -1,542,022 Investor Relations 4Q25 /// EXHIBITS I SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 25 EXHIBIT I - CONSOLIDATED RESULTS > ADJUSTED EBITDA AND FINANCIAL RESULT R$'000 RECURRING EBITDA 4Q25 4Q24 Δ% 2025 2025 Δ% EBITDA 1,359 1,527 -11.0 4,678 4,231 10.6 (-/+) Fair value in the purchase and sale of energy 6.4 10.6 -39.6 -18.6 36.6 — (-/+) Provision (reversal) Incentive Dismissal Program 0.5 — — 21.5 18.3 17.5 (-/+) Assets disposal /swap -131.6 — — -477.3 -264.4 80.5 (-/+) Ebitda from discontinued Operations — — — — 58.6 — (-/+) Curtailment reimbursement -265.7 — — -265.7 — — (-/+) Equity Income -38.0 -55.8 -31.9 -240.0 -281.2 -14.7 (-/+)NRV -88.6 -33.0 168.5 -161.2 -82.4 95.6 (+/-)Difference in Revenue from Corporate/Regulatory Transfer (see item 3.1.1) 26.3 -51.1 -151.5 148.2 6.5 2,180.0 RECURRING EBITDA 1,358.1 1,169.6 16.1 5,533.8 5,021.7 10.2 R$'000 4Q25 4Q24 Δ% 2025 2025 Δ% Financial Revenues 338,169.0 327,549.0 3.2 1,343,658.0 1,184,779.0 13.4 Income from investments held for trading 169,915.0 200,776.0 -15.4 690,466.0 738,229.0 -6.5 Late fees on electricity bills 74,116.0 60,768.0 22.0 320,959.0 249,539.0 28.6 Interest on taxes to be compensated 29,877.0 34,099.0 -12.4 150,593.0 92,794.0 62.3 Monetary restatement and adjustment to present value of accounts payable related to concession 11,430.0 — — 50,232.0 17,838.0 181.6 Income and monetary restatement of judicial deposits 15,611.0 6,134.0 154.5 48,537.0 32,859.0 47.7 Income from sectorial assets and liabilities 23,090.0 3,238.0 613.1 55,312.0 44,033.0 25.6 Adjust the fair value of debentures -13,387.0 -14,225.0 -5.9 -56,894.0 -49,188.0 15.7 (-) Pis/Pasep and Cofins on revenues 27,517.0 36,759.0 -25.1 84,453.0 58,675.0 43.9 Other financial revenues -825,541.0 -704,327.0 17.2 -3,142,010.0 -2,341,793.0 34.2 Financial Expenses -621,285.0 -493,276.0 26.0 -2,490,902.0 -1,745,166.0 42.7 Monetary variation, foreign exchange and debt service charges -36,321.0 -59,389.0 -38.8 -157,858.0 -167,296.0 -5.6 Monetary variation and adjustment to present value of accounts payable related to concession — -2,159.0 -100.0 -77,774.0 -35,186.0 121.0 Income from sectorial assets and liabilities (NE nº 8) -6,224.0 -25,976.0 -76.0 -63,304.0 -96,964.0 -34.7 Monetary variation of litigation -11,793.0 -16,942.0 -30.4 -64,510.0 -43,327.0 48.9 Uptade of provision for allocation of Pis and Cofins credits 13,277.0 — — -23,535.0 — — Swap effect on debentures -7,004.0 -8,683.0 -19.3 -32,013.0 -28,560.0 12.1 Interest on lease liabilities -6,742.0 -4,681.0 44.0 -27,011.0 -25,791.0 4.7 Interest on tax installments -5,861.0 -5,327.0 10.0 -24,070.0 -22,050.0 9.2 Interest on R&D and PEE -15,978.0 — -15,978.0 — Pis/ Pasep and Cofins taxes over interest on equity -118,836.0 -58,797.0 102.1 -129,067.0 -86,609.0 49.0 Other financial expenses -8,774.0 -29,097.0 -69.8 -35,988.0 -90,844.0 -60.4 Financial income (expenses) -487,372.0 -376,778.0 29.4 -1,798,352.0 -1,157,014.0 55.4 Investor Relations 4Q25 /// EXHIBITS I SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 26 EXHIBIT I - CONSOLIDATED RESULTS > EQUITY IN EARNINGS OF SUBSIDIARIES AND INDICATORS R$'000 Variation in Equity in earnings of subsidiaries 4Q25 4Q24 Δ% 2025 2024 Δ% Joint Ventures 31,814 (50,054) (163.6) 215,600 261,419 (17.5) Voltalia São Miguel do Gostoso I Participações S.A. (3,136) 70 (4,580.0) (7,520) (1,259) 497.3 Caiuá Transmissora de Energia S.A. 1,139 (3,528) (132.3) 13,472 12,641 6.6 Integração Maranhense Transmissora de Energia S.A. 2,169 (4,259) (150.9) 18,591 18,623 (0.2) Matrinchã Transmissora de Energia (TP NORTE) S.A. 18,761 (13,763) (236.3) 91,655 79,117 15.8 Guaraciaba Transmissora de Energia (TP SUL) S.A. 202 4,006 (95.0) 31,955 31,193 2.4 Paranaíba Transmissora de Energia S.A. 5,514 (8,418) (165.5) 30,265 29,908 1.2 Mata de Santa Genebra Transmissão S.A. — (11,769) (100.0) 23,057 48,533 (52.5) Cantareira Transmissora de Energia S.A. 7,093 (12,310) (157.6) 13,645 42,448 (67.9) Solar Paraná 72 (83) (186.7) 480 215 123.3 Associates 6,185 5,750 7.6 24,400 19,783 23.3 Dona Francisca Energética S.A. 659 1,352 (51.3) 5,694 5,354 6.4 Foz do Chopim Energética Ltda. 5,526 4,398 25.6 18,706 14,431 29.6 Carbocampel S.A. — — — — (2) — TOTAL 37,999 (44,304) (185.8) 240,000 281,202 (14.7) R$'000 Main Indicators -Associates Dez-25 Dona Francisca Foz do Chopim Total assets 166,414 41,838 Shareholder’s equity¹ 150,292 39,795 Net operating revenue 66,174 69,988 Net Income 24,726 52,295 Participation in the enterprise - % 23.03 35.77 Investment book value 34,608 14,234 R$ mil Main Indicators -Joint ventures Dec-25 Voltalia Caiuá Integração Maranhense Matrinchã Guaraciaba Paranaíba Cantareira Total assets 237,464 344,626 598,513 3,017,103 1,622,959 2,097,314 1,831,108 Shareholder’s equity¹ 237,191 283,055 437,699 2,100,405 1,056,969 1,280,022 993,714 Net operating revenue — 37,505 61,094 333,128 167,286 238,796 178,483 Net Income (2,669) 25,797 38,005 161,464 63,661 122,075 86,630 Participation in the enterprise - % 49.0 49.0 49.0 49.0 49.0 24.5 49.0 Investment book value 116,224 138,697 214,473 1,029,198 517,915 313,605 486,920 Note: Income from Transmitters according to adjustments for the application of CPC 47 / IFRS 15 in the Corporate Statements. Investor Relations 4Q25 /// EXHIBITS I SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 27 EXHIBIT I - CONSOLIDATED RESULTS > SHARE CAPITAL Share Capital - As of December 31, 2025 shares Shareholders ON % Especial* TOTAL % State of Paraná 474,643,911 15.9% 1 474,643,912 15.9 % BNDESPAR 655,807,810 22.0% — 655,807,810 22.0 % Free Floating 1,833,674,490 61.5% — 1,833,674,490 61.5 % B3 1,731,223,411 58.0% — 1,731,223,411 58.0 % NYSE 100,654,469 3.4% — 100,654,469 3.4 % LATIBEX 1,796,610 0.1% — 1,796,610 0.1 % Other 5,944,113 0.2% — 5,944,113 0.2 % Treasury shares 12,740,266 0.4% — 12,740,266 0.4 % TOTAL 2,982,810,590 100% 1 2,982,810,591 100% * State of Paraná has a special class preferred share with veto power as established in the Statute. TOTAL Free Floating 61.5% Treasury shares 0.4% Other 0.2% State of Paraná 15.9% BNDESPAR 22.0% Investor Relations 4Q25 /// EXHIBITS I SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 28 EXHIBIT II- RESULT BY SUBSIDIARY > COPEL GET (CONSOLIDATED) R$ '000 Income Statement 4Q25 4Q24 Δ% 2025 2024 Δ% OPERATING REVENUES 1,443,704 1,210,182 19.3 5,096,936 4,521,519 12.7 Electricity sales to distributors 1,023,625 845,108 21.1 3,702,174 3,373,846 9.7 Use of the main transmission grid 307,095 282,505 8.7 1,089,027 990,677 9.9 Construction revenue 109,955 74,625 47.3 275,626 123,512 — Other operating revenues 3,029 7,944 -61.9 30,109 33,484 -10.1 OPERATING COSTS AND EXPENSES -592,125 -840,151 -29.5 -2,305,673 -2,533,315 -9.0 Electricity purchased for resale -187,745 -72,997 — -478,140 -184,712 — Charges of main distribution and transmission grid -123,870 -134,691 -8.0 -510,429 -572,982 -10.9 Personnel and management -75,555 -72,455 4.3 -297,824 -350,899 -15.1 Pension and healthcare plans -16,992 -17,668 -3.8 -69,361 -78,271 -11.4 Materials and supplies -13,733 -6,078 — -38,361 -20,635 85.9 Materials and supplies for power eletricity — — — — -936 — Third-party services -79,769 -83,963 -5.0 -271,345 -285,977 -5.1 Depreciation and amortization -186,862 -207,574 -10.0 -727,974 -833,140 -12.6 Provisions and reversals -4,609 -57,354 -92.0 -21,451 -79,972 -73.2 Construction cost -88,292 -53,666 64.5 -245,239 -95,610 — Other cost and expenses 185,302 -133,705 — 354,451 -30,181 — EQUITY IN EARNINGS OF SUBSIDIARIES 40,402 54,441 -25.8 241,342 276,895 -12.8 PROFIT BEFORE FINANCIAL RESULTS AND TAXES 891,981 424,472 — 3,032,605 2,265,099 33.9 FINANCIAL RESULTS -180,269 -159,262 13.2 -942,906 -606,512 55.5 Financial income 146,110 110,842 31.8 481,474 386,612 24.5 Financial expenses -326,379 -270,104 20.8 -1,424,380 -993,124 43.4 OPERATIONAL EXPENSES/ INCOME 711,712 265,210 — 2,089,699 1,658,587 26.0 INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT 59,824 -15,865 — -306,175 -333,246 -8.1 Income tax and social contribution on profit 29,037 10,337 — -170,775 -164,455 3.8 Deferred income tax and social contribution on profit 30,787 -26,202 — -135,400 -168,791 -19.8 NET INCOME continuing operations 771,536 249,344 — 1,783,520 1,325,341 34.6 NET INCOME discontinued operations — — — 18,898.00 -18,377 — NET INCOME 771,536 249,344 209.4 1,802,418 1,306,964 37.9 Attributed to shareholders of the parent company - continuing operations 771,536 249,345 — 1,783,520 1,333,697 33.7 Attributed to the controlling company's shareholders - discontinued operations — — — 18,898 -11,586 — Attributed to non-controlling shareholders — — — — -15,147 — EBITDA continuing operations 1,078,843 632,046 70.7 3,760,579 3,098,239 21.4 Investor Relations 4Q25 /// EXHIBITS II SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 29 EXHIBIT II- RESULT BY SUBSIDIARY > COPEL DIS R$ '000 Income Statement 4Q25 4Q24 Δ% 2025 2024 Δ% OPERATING REVENUES 5,216,109 4,474,387 16.6 19,202,210 17,030,454 12.8 Electricity sales to final customers 1,587,191 1,718,368 -7.6 6,357,195 6,554,157 -3.0 Electricity sales to distributors 120,025 10,988 992.3 404,765 94,923 326.4 Use of the main distribution grid 1,576,247 1,745,700 -9.7 6,358,530 6,520,003 -2.5 Construction revenue 757,913 567,201 33.6 3,027,524 2,427,298 24.7 Fair value of assets from the indemnity for the concession 88,593 32,957 168.8 161,244 82,424 95.6 Sectorial assets and liabilities result 939,979 272,095 245.5 2,348,143 838,280 180.1 Other operating revenues 146,161 127,078 15.0 544,809 513,369 6.1 OPERATING COSTS AND EXPENSES -4,591,911 -3,884,468 18.2 -17,124,301 -15,048,163 13.8 Electricity purchased for resale -2,424,785 -2,086,300 16.2 -8,595,124 -7,308,796 17.6 Charges of main transmission grid -665,534 -615,211 8.2 -2,689,991 -2,729,154 -1.4 Personnel and management -138,362 -122,301 13.1 -538,360 -636,853 -15.5 Pension and healthcare plans -37,561 -39,761 -5.5 -153,082 -168,977 -9.4 Materials and supplies -26,951 -17,466 54.3 -65,226 -63,492 2.7 Third-party services -247,435 -200,020 23.7 -865,301 -719,122 20.3 Depreciation and amortization -192,415 -158,288 21.6 -712,266 -592,226 20.3 Provisions and reversals -21,960 -55,380 -60.3 -243,696 -243,470 0.1 Construction cost -757,913 -567,201 33.6 -3,027,524 -2,427,298 24.7 Other cost and expenses -78,995 -22,540 250.5 -233,731 -158,775 47.2 PROFIT BEFORE FINANCIAL RESULTS AND TAXES 624,198 589,919 5.8 2,077,909 1,982,291 4.8 FINANCIAL RESULTS -216,792 -144,303 50.2 -785,862 -525,920 49.4 Financial income 124,442 148,220 -16.0 643,829 516,031 24.8 Financial expenses -341,234 -292,523 16.7 -1,429,691 -1,041,951 37.2 OPERATIONAL EXPENSES/ INCOME 407,406 445,616 -8.6 1,292,047 1,456,371 -11.3 INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT 54,368 -5,184 — -219,541 -322,349 -31.9 Income tax and social contribution on profit — — — — — — Deferred income tax and social contribution on profit 54,368 -5,184 — -219,541 -322,349 -31.9 NET INCOME (LOSS) 461,774 440,432 4.8 1,072,506 1,134,022 -5.4 EBITDA 816,613 748,207 9.1 2,790,175 2,574,517 8.4 Investor Relations 4Q25 /// EXHIBITS II SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 30 EXHIBIT II- RESULT BY SUBSIDIARY > COPEL DIS R$'000 OPERATING REVENUE 4Q25 4Q24 Δ% 2025 2024 Δ% Electricity sales to final customers 1,927,214 2,151,103 -10.4 7,569,430.0 7,982,401.0 -5.2 Residential 994,128 1,041,811 -4.6 3,888,718.0 3,778,272.0 2.9 Industrial 114,232 178,120 -35.9 525,208.0 705,332.0 -25.5 Commercial, service and other activities 457,628 513,745 -10.9 1,754,666.0 1,885,119.0 -6.9 Rural 211,604 218,159 -3.0 813,396.0 833,499.0 -2.4 Public Sector 77,678 91,492 -15.1 289,652.0 303,941.0 -4.7 Street lightining 48,491 53,556 -9.5 196,857.0 195,188.0 0.9 Public Service 23,453 54,220 -56.7 100,933.0 281,050.0 -64.1 Donations and subsidies 424,214 329,217 28.9 1,547,719.0 1,156,197.0 33.9 Electricity sales to distributors 124,653 11,614 973.3 420,633.0 99,686.0 322.0 Bilateral contracts 1,398 3,614 -61.3 9,194.0 20,085.0 -54.2 Electricity Trading Chamber - CCEE 123,255 8,000 1,440.7 411,439.0 79,601.0 416.9 Use of the main distribution grid 3,359,382 3,121,688 7.6 12,785,560.0 11,996,486.0 6.6 Residential 1,162,798 1,068,224 8.9 4,387,727.0 4,031,222.0 8.8 Industrial 298,723 331,856 -10.0 1,283,475.0 1,296,880.0 -1.0 Commercial, service and other activities 598,782 582,636 2.8 2,255,700.0 2,227,426.0 1.3 Rural 250,654 227,214 10.3 934,146.0 906,835.0 3.0 Public Sector 93,806 96,833 -3.1 341,235.0 338,066.0 0.9 Street lightining 52,685 52,101 1.1 206,569.0 204,238.0 1.1 Public Service 35,410 48,103 -26.4 142,762.0 242,492.0 -41.1 Free Market 828,065 673,695 22.9 3,074,756.0 2,585,784.0 18.9 Dealers and generators 38,459 41,026 -6.3 159,190.0 163,543.0 -2.7 Construction Revenue 757,913 567,201 33.6 3,027,524.0 2,427,298.0 24.7 Fair value of assets from the indemnity for the concession 88,593 32,957 168.8 161,244.0 82,424.0 95.6 Sectorial assets and liabilities result 1,035,790 299,830 245.5 2,587,485.0 923,725.0 180.1 Other operating income 161,061 140,031 15.0 600,348.0 565,696.0 6.1 Leases and rentals 147,500 129,714 13.7 564,127.0 533,760.0 5.7 Income from the provision of services 859 1,721 -50.1 4,214.0 5,417.0 -22.2 Other income 12,702 8,596 47.8 32,007.0 26,519.0 20.7 RECEITA OPERACIONAL BRUTA 7,878,820 6,653,641 18.4 28,699,943.0 25,233,913.0 13.7 (-) Tributos e deduções -2,662,711 -2,179,254 22.2 -9,497,733.0 -8,203,459.0 15.8 (-) PIS/PASEP e COFINS -559,839 -478,430 17.0 -2,020,665.0 -1,793,824.0 12.6 (-) ICMS -913,950 -886,945 3.0 -3,468,142.0 -3,323,382.0 4.4 (-) Encargos Setoriais -1,188,920 -813,879 46.1 -4,008,919.0 -3,086,253.0 29.9 (-) ISS -2 — — -7.0 — — NET OPERATING REVENUES 5,216,109 4,474,387 16.6 19,202,210.0 17,030,454.0 12.8 Investor Relations 4Q25 /// EXHIBITS II SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 31 EXHIBIT II- RESULT BY SUBSIDIARY > COPEL COM (MERCADO LIVRE) R$ '000 Income Statement 4Q25 4Q24 Δ% 2025 2024 Δ% OPERATING REVENUES 1,192,486 978,083 21.9 4,402,327.0 3,568,463.0 23.4 Electricity sales to final customers 391,779 481,613 -18.7 1,604,724.0 1,902,157.0 -15.6 Electricity sales to distributors 800,946 495,853 61.5 2,770,836.0 1,663,023.0 66.6 Other operating revenues -239 617 — 26,767.0 3,283.0 715.3 OPERATING COSTS AND EXPENSES -1,195,935 -1,004,464 19.1 -4,349,494.0 -3,553,557.0 22.4 Electricity purchased for resale -1,184,643 -1,001,634 18.3 -4,310,141.0 -3,524,688.0 22.3 Personnel and management -6,499 -3,310 96.3 -20,839.0 -14,462.0 44.1 Pension and healthcare plans -439 -416 5.5 -1,741.0 -1,737.0 0.2 Materials and supplies -81 -66 22.7 -302.0 -114.0 164.9 Third-party services -1,334 -350 281.1 -4,064.0 -4,603.0 -11.7 Depreciation and amortization -502 -433 15.9 -1,889.0 -1,746.0 8.2 Provisions and reversals -261 3,656 — -1,813.0 -780.0 132.4 Other cost and expenses -2,176 -1,911 13.9 -8,705.0 -5,427.0 60.4 EQUITY IN EARNINGS OF SUBSIDIARIES — — 0.0 0.0 0.0 0.0 PROFIT BEFORE FINANCIAL RESULTS AND TAXES -3,447 -26,381 -86.9 52,833.0 14,906.0 254.4 FINANCIAL RESULTS 8,320 10,564 -21.2 37,119.0 40,488.0 -8.3 Financial income 8,457 10,647 -20.6 37,670.0 40,813.0 -7.7 Financial expenses -137 -83 65.1 -551.0 -325.0 69.5 OPERATIONAL EXPENSES/ INCOME 4,872 -15,817 — 89,952.0 55,394.0 62.4 INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT 6,796 12,670 -46.4 -22,310.0 -11,310.0 97.3 Income tax and social contribution on profit 5,698 13,580 -58.0 -15,371.0 -19,143.0 -19.7 Deferred income tax and social contribution on profit 1,097 -910 -220.5 -6,939.0 7,833.0 — NET INCOME (LOSS) 11,668 -3,147 -470.8 67,642.0 44,084.0 53.4 EBITDA -2,947 -25,948 -88.6 54,722.0 16,652.0 228.6 Investor Relations 4Q25 /// EXHIBITS II SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 32 EXHIBIT II- RESULT BY SUBSIDIARY > INCOME STATEMENT FOR THE QUARTER BY COMPANY R$'000 Income Statement 4Q25 GET Distribuição Compagas Elejor UEG Araucária Serviços Parques Eólicos FDA Bela Vista Small Assets MSG C. Oeste, Marumbi, Uirapuru Comercializ ação Holding Elimination Consolidated Geração Transmissão NET OPERATING INCOME 590,479 273,419 5,125,167 — 34,901 — 2,411 155,644 149,661 8,185 — 83,684 23,152 1,122,386 — -757,912 6,811,177 Electricity sales to final customers — — 1,463,734 — — — — — — — — — — 414,694 — -170 1,878,258 Electricity sales to distributors 580,339 — 183,393 — 34,814 — — 155,644 149,661 8,185 — — — 750,140 — -620,620 1,241,556 Use of the main distribution and transmission grid (TUSD/ TUST) — 218,364 1,556,804 — — — — — — — — 82,677 17,776 — — -122,892 1,752,729 Construction revenue — 48,247 898,292 — — — — — — — — 915 5,368 — — — 952,822 Fair value of assets from the indemnity for the concession — — 36,909 — — — — — — — — — — — — — 36,909 Sectoral assets and liabilities result — — 845,437 — — — — — — — — — — — — — 845,437 Other operating revenues 10,140 6,808 140,598 — 87 — 2,411 — — — — 92 8 -42,448 — -14,230 103,466 OPERATING COSTS AND EXPENSES -342,550 -111,403 -4,616,769 — -22,708 — -2,490 -171,994 -104,602 -6,294 — -9,704 -6,731 -1,172,599 -52,832 754,343 -5,866,333 Energy purchased for resale -122,727 — -2,344,772 — -27 — — -41,511 -28,990 -1,238 — — — -1,162,276 — 618,102 -3,083,439 Charges of the main distribution and transmission grid -71,028 — -678,247 — -6,245 — — -18,175 -37,203 -360 — — — — — 124,232 -687,026 Personnel and management -32,443 -28,419 -115,838 — -1,250 — -95 -2,430 -974 -86 — -882 -136 -5,504 -24,535 — -212,592 Private pension and health plans -8,780 -7,525 -38,056 — -41 — -18 -331 -144 -11 — -76 -20 -429 -2,501 — -57,932 Materials and supplies -1,256 -1,218 -10,254 — -83 — -9 -5,466 -523 -45 — -14 -33 -113 -109 — -19,122 Third-party services -21,732 -13,381 -216,410 — -3,752 — -1,378 -23,038 -5,474 -973 — -5,843 -1,668 -723 -7,560 14,524 -287,408 Depreciation and amortization -83,232 -4,820 -179,433 — -8,157 — -968 -69,573 -19,307 -2,850 — -77 -10 -500 -1,055 -6,542 -376,524 Provisions and reversals -5,102 -4,208 -73,628 — — — — -116 -23 -571 — -163 -3 -315 -4,231 2,795 -85,565 Construction cost — -46,034 -898,292 — — — — — — — — -1,425 -4,625 — — — -950,376 Other operating costs and expenses 3,750 -5,798 -61,839 — -3,153 — -22 -11,354 -11,964 -160 — -1,224 -236 -2,739 -12,841 1,232 -106,349 EQUITY IN EARNINGS OF SUBSIDIARIES 889 84,928 — — — — — -20,435 — — — — — — 428,744 -456,797 37,329 EARNINGS BEFORE INCOME TAXES 248,818 246,944 508,398 — 12,193 — -79 -36,785 45,059 1,891 — 73,980 16,421 -50,213 375,912 -460,366 982,173 FINANCIAL RESULTS -139,302 -110,707 -179,977 — -17,987 — -1,636 2,934 3,314 2,451 676 -30,813 2,397 9,189 16,900 — -442,561 Financial income 22,067 15,463 194,454 — 7,538 — 1,454 50,033 5,666 2,460 — 11,270 2,883 9,321 29,962 -1 352,570 Financial expenses -161,369 -126,170 -374,431 — -25,525 — -3,090 -47,099 -2,352 -9 676 -42,083 -486 -132 -13,062 1 -795,131 OPERATIONAL EXPENSES / INCOME 109,516 136,237 328,421 — -5,794 — -1,715 -33,851 48,373 4,342 676 43,167 18,818 -41,024 392,812 -460,366 539,612 INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT -593 -14,732 -103,077 — 1,962 — — -22,253 -16,269 -1,093 — -14,712 6,708 13,986 -27,488 2,124 -175,437 NET INCOME FROM CONTINUING OPERATIONS 108,923 121,505 225,344 — -3,832 — -1,715 -56,104 32,104 3,249 676 28,455 25,526 -27,038 365,324 -458,242 364,175 NET INCOME FROM DISCONTINUED OPERATIONS 18,898 — — — — — — — — — — — — — — — 18,898 NET INCOME 127,821 121,505 225,344 — -3,832 — -1,715 -56,104 32,104 3,249 676 28,455 25,526 -27,038 365,324 -458,242 383,073 Attributed to shareholders of the parent company - continuing operations 109,477 120,951 225,344 — -2,683 — -1,716 -56,092 32,103 3,248 670 28,454 25,526 -27,036 384,220 -477,137 365,329 Attributed to shareholders of the parent company - discontinued operations 18,898 — — — — — — — — — — — — — — — 18,898 Attributed to non-controlling shareholders - continuing operations — — — — 1,428 — — — — — — — — — — — 1,428 Attributed to non-controlling shareholders - discontinued operations — — — — — — — — — — — — — — — — — EBITDA continuing operations 332,050 251,764 687,831 — 20,350 — 889 32,788 64,366 4,741 — 74,057 16,431 -49,713 376,967 -453,824 1,358,697 Investor Relations 4Q25 /// EXHIBITS II SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 33 Income Statement 4Q24 GET Distribuição Compagas Elejor UEG Araucária Serviços Parques Eólicos FDA Bela Vista Small Assets MSG C. Oeste, Marumbi, Uirapuru Mercado Livre Holding Elimin. e Reclassif. Consolidado Geração Transmissão NET OPERATING INCOME 551,788 334,044 4,474,387 — 24,206 — 3,240 151,844 143,158 9,240 — — 31,682 978,083 — -682,509 6,019,164 Electricity sales to final customers — — 1,718,368 — — — — — — — — — — 481,613 — -259 2,199,722 Electricity sales to distributors 542,528 — 10,988 — 24,110 — — 150,184 143,156 9,240 — — — 495,853 — -556,925 819,135 Use of the main distribution and transmission grid (TUSD/ TUST) — 259,658 1,745,700 — — — — — — — — — 24,948 — — -115,574 1,914,732 Construction revenue — 67,896 567,201 — — — — — — — — — 6,727 — — -1 641,824 Fair value of assets from the indemnity for the concession — — 32,957 — — — — — — — — — — — — — 32,957 Distribution of piped gas — — — — — — — — — — — — — — — — — Sectoral assets and liabilities result — — 272,095 — — — — — — — — — — — — — 272,095 Other operating revenues 9,260 6,490 127,078 — 96 — 3,240 1,660 1 — — — 7 617 — -9,750 138,699 OPERATING COSTS AND EXPENSES -467,793 -114,888 -3,884,468 — -30,922 — -2,789 -149,997 -93,763 -7,187 — — -11,112 -1,004,464 -86,792 701,773 -5,152,337 Energy purchased for resale -61,948 — -2,086,300 — -7,770 — — -8,178 -507 -2,363 — — — -1,001,634 — 558,189 -2,610,512 Charges of the main distribution and transmission grid -80,197 — -615,211 — -6,107 — — -17,265 -39,193 -346 — — — — — 115,253 -643,068 Personnel and management -40,098 -28,359 -122,301 — -1,225 — -136 -3,276 -455 -124 — — -142 -3,310 -24,746 — -224,172 Private pension and health plans -9,824 -7,274 -39,761 — -49 — -24 -465 -65 -17 — — -21 -416 -2,447 — -60,364 Materials -3,414 -1,820 -17,466 — -442 — — -363 -371 -117 — — — -66 -596 16 -24,646 Raw material and supplies - energy production — — — — — — — — — — — — — — — — — Natural gas and supplies for gas business — — — — — — — — — — — — — — — — — Third-party services -27,175 -15,848 -200,020 — -4,247 — -1,418 -37,503 -8,447 -1,183 — — -3,062 -350 -12,460 10,300 -301,629 Depreciation and amortization -99,815 -4,575 -158,288 — -8,101 — -1,059 -69,506 -23,461 -2,853 — — -11 -433 -825 -7,350 -376,281 Provisions and reversals -43,688 -11,886 -55,380 — — — -147 -508 — — — — -1,461 3,656 -34,239 26,425 -117,147 Construction cost — -47,488 -567,201 — — — — — — — — — -6,177 — — — -620,867 Other operating costs and expenses -101,634 2,362 -22,540 — -2,980 — -5 -12,933 -21,265 -184 — — -238 -1,911 -11,478 -1,060 -173,651 EQUITY IN EARNINGS OF SUBSIDIARIES -480 70,579 — — — — — -13,050 — — — — — — 686,337 -687,581 55,804 EARNINGS BEFORE INCOME TAXES 83,515 289,735 589,919 — -6,715 — 451 -11,219 49,393 2,053 — — 20,569 -26,381 599,546 -668,317 922,631 FINANCIAL RESULTS -85,010 -56,158 -144,303 — -50,590 — -1,134 -25,651 4,727 1,317 — — 1,509 10,564 -32,048 -5 -376,777 Financial income 42,936 26,865 148,220 — 2,829 — 1,222 31,236 6,467 1,317 — — 2,019 10,647 53,954 -164 327,550 Financial expenses -127,946 -83,023 -292,523 — -53,419 — -2,356 -56,887 -1,740 — — — -509 -83 -86,002 159 -704,327 OPERATIONAL EXPENSES / INCOME -1,495 233,577 445,616 — -57,305 — -683 -36,866 54,120 3,370 — — 22,079 -15,817 567,498 -668,322 545,854 INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT 26,708 -9,524 -5,184 — 19,497 — -818 -16,822 -16,220 -738 — — -1,663 12,670 19,008 2,399 29,310 NET INCOME continuing operations 25,213 224,133 440,432 — -37,808 — -1,501 -53,691 37,899 2,632 — — 20,417 -3,147 586,506 -665,923 575,164 NET INCOME discontinued operations — — — — — — — — — — — — — — — — — NET INCOME 25,213 224,133 440,432 — -37,808 — -1,501 -53,691 37,899 2,632 — — 20,417 -3,147 586,506 -665,923 575,164 Attributed to shareholders of the parent company - continuing operations 25,213 224,133 440,432 — -26,844 — -1,501 -53,691 37,899 2,632 — — 20,417 -3,147 586,506 -79,037 586,506 Attributed to the controlling company's shareholders - discontinued operations — — — — — — — — — — — — — — — — — Attributed to non-controlling shareholders - continuing operations — — — — -10,964 — — — — — — — — — — -378 -11,342 Attributed to non-controlling shareholders - discontinued operations — — — — — — — — — — — — — — — — — EBITDA continuing operations 183,330 294,310 748,207 — 1,386 — 1,510 58,291 72,854 4,906 — — 20,580 -25,948 600,371 -660,967 1,298,912 Investor Relations 4Q25 /// EXHIBITS II SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 34 ANEXO II - RESULTADO POR SUBSIDIÁRIA > DRE POR EMPRESA ACUMULADO R$'000 Income Statement 2025 GET Distribuição Compagas Elejor UEG Araucária Serviços Wind Farms FDA Bela Vista Small Assets C. Oeste, Marumbi, Uirapuru Comercializaç ão Holding Elimination Consolidated Geração Transmissão NET OPERATING INCOME 2,253,075 1,097,358 19,202,210 — 153,989 — 12,128 877,553 598,908 39,744 27,740 303,765 4,402,327 — -2,851,941 26,116,856 Electricity sales to final customers — — 6,357,195 — — — — — — — — — 1,576,328 — -670 7,932,853 Electricity sales to distributors 2,207,918 — 404,765 — 153,762 — — 869,214 598,889 39,744 27,740 — 2,799,232 — -2,316,595 4,784,669 Use of the main distribution and transmission grid (TUSD/ TUST) — 830,573 6,358,530 — — — — — — — — 266,765 — — -481,202 6,974,666 Construction revenue — 238,869 3,027,524 — — — — — — — — 36,757 — — — 3,303,150 Fair value of assets from the indemnity for the concession — — 161,244 — — — — — — — — — — — — 161,244 Sectoral assets and liabilities result — — 2,348,143 — — — — — — — — — — — — 2,348,143 Other operating revenues 45,157 27,916 544,809 — 227 — 12,128 8,339 19 — — 243 26,767 — -53,474 612,131 OPERATING COSTS AND EXPENSES -775,235 -599,212 -17,124,300 — -94,480 — -12,080 -547,304 -363,944 -24,164 -7,457 -68,663 -4,349,493 -178,118 2,832,608 -21,311,842 Energy purchased for resale -359,304 — -8,595,124 — -110 — — -93,493 -59,604 -5,885 -515 — -4,310,141 — 2,313,398 -11,110,778 Charges of the main distribution and transmission grid -297,887 — -2,689,991 — -25,371 — — -70,402 -149,977 -1,440 -2,186 — — — 481,720 -2,755,534 Personnel and management -151,851 -128,204 -538,360 — -5,288 — -408 -10,851 -3,637 -389 — -2,892 -20,839 -98,069 — -960,788 Private pension and health plans -36,166 -30,787 -153,082 — -170 — -76 -1,510 -518 -54 — -326 -1,741 -10,117 — -234,547 Materials and supplies -8,582 -6,384 -65,226 — -715 — -47 -21,310 -1,652 -142 4 -291 -302 -3,414 — -108,061 Third-party services -79,545 -59,078 -865,301 — -16,817 — -5,215 -135,950 -24,418 -3,710 -1 -20,211 -4,064 -32,274 54,302 -1,192,282 Depreciation and amortization -314,273 -19,206 -712,266 — -32,565 — -3,032 -276,725 -76,748 -11,402 -4,513 -223 -1,889 -4,160 -24,884 -1,481,886 Provisions and reversals -9,745 -17,153 -243,696 — — — -299 -663 -23 -570 100 4,754 -1,812 -5,104 3,424 -270,787 Construction cost — -199,180 -3,027,524 — — — — — — — — -46,059 — — — -3,272,763 Other operating costs and expenses 482,118 -139,220 -233,730 — -13,444 — -3,003 63,600 -47,367 -572 -346 -3,415 -8,705 -24,980 4,648 75,584 EQUITY IN EARNINGS OF SUBSIDIARIES 397,802 357,822 — — — — — 179,332 — — — — — 2,916,352 -3,611,311 239,997 EARNINGS BEFORE INCOME TAXES 1,875,642 855,968 2,077,910 — 59,509 — 48 509,581 234,964 15,580 20,283 235,102 52,834 2,738,234 -3,630,644 5,045,011 FINANCIAL RESULTS -468,034 -382,539 -785,862 — -62,923 — -5,848 -46,169 10,806 8,586 115 -65,674 37,119 -37,929 — -1,798,352 Financial income 125,469 101,872 643,829 — 63,116 — 5,687 191,962 19,861 8,600 — 33,709 37,670 111,888 -5 1,343,658 Financial expenses -593,503 -484,411 -1,429,691 — -126,039 — -11,535 -238,131 -9,055 -14 115 -99,383 -551 -149,817 5 -3,142,010 OPERATIONAL EXPENSES / INCOME 1,407,608 473,429 1,292,048 — -3,414 — -5,800 463,412 245,770 24,166 20,398 169,428 89,953 2,700,305 -3,630,644 3,246,659 INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT -87,501 -10,018 -219,541 — 1,165 — -168 -93,760 -81,970 -4,171 -823 -36,575 -22,310 -30,589 8,643 -577,618 NET INCOME FROM CONTINUING OPERATIONS 1,320,107 463,411 1,072,507 — -2,249 — -5,968 369,652 163,800 19,995 19,575 132,853 67,643 2,669,716 -3,622,001 2,669,041 NET INCOME FROM DISCONTINUED OPERATIONS 18,898 — — — — — — — — — — — — 18,898 -18,898 18,898 NET INCOME 1,339,005 463,411 1,072,507 — -2,249 — -5,968 369,652 163,800 19,995 19,575 132,853 67,643 2,688,614 -3,640,899 2,687,939 Attributed to shareholders of the parent company - continuing operations 1,320,107 463,411 1,072,507 — -1,574 — -5,968 369,652 163,800 19,995 19,575 132,853 67,643 2,669,716 -3,622,001 2,669,716 Attributed to shareholders of the parent company - descontinued operations 18,898 — — — — — — — — 18,898 -18,898 18,898 Attributed to non-controlling shareholders - continuing operations — — — — -675 — — — — — — — -675 EBITDA continuing operations 2,189,915 875,174 2,790,176 — 92,074 — 3,080 786,306 311,712 26,982 24,796 235,325 54,723 2,742,394 -3,605,760 6,526,897 Investor Relations 4Q25 /// EXHIBITS II SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 35 Income Statement 2024 GET Distribuição Compagas Elejor UEG Araucária Serviços Parques Eólicos FDA Bela Vista C. Oeste, Marumbi, Uirapuru Small Assets MSG Mercado Livre Holding Elimination Consolidated Geração Transmissão NET OPERATING INCOME 2,140,091 1,058,810 17,030,454 562,129 91,418 — 6,333 694,437 560,074 35,834 — — 91,424 3,568,463 — -3,188,432 22,651,036 Electricity sales to final customers — — 6,554,157 — — — — — — — — — — 1,902,157 — -1,324 8,454,990 Electricity sales to distributors 2,089,599 — 94,923 — 90,944 — — 688,627 560,064 35,834 — — — 1,663,023 — -2,102,387 3,120,628 Use of the main distribution and transmission grid (TUSD/ TUST) — 916,243 6,520,003 — — — — — — — — — 83,776 — — -471,986 7,048,036 Construction revenue — 115,891 2,427,298 13,618 — — — — — — — — 7,620 — — -13,619 2,550,809 Fair value of assets from the indemnity for the concession — — 82,424 — — — — — — — — — — — — — 82,424 Distribution of piped gas — — — 548,511 — — — — — — — — — — — -548,511 — Sectoral assets and liabilities result — — 838,280 — — — — — — — — — — — — — 838,280 Other operating revenues 50,492 26,676 513,369 — 474 — 6,333 5,810 9 — — — 28 3,283 — -50,605 555,869 OPERATING COSTS AND EXPENSES -1,274,046 -288,076 -15,048,162 -503,515 -102,299 -44,679 -7,129 -605,320 -354,251 -22,151 — — -18,454 -3,553,557 -253,352 3,206,939 -18,867,990 Energy purchased for resale -115,304 — -7,308,796 — -10,698 — — -55,266 -10,066 -4,354 — — — -3,524,688 — 2,104,278 -8,924,895 Charges of the main distribution and transmission grid -355,610 — -2,729,154 — -24,833 -18,392 — -66,944 -158,426 -1,379 — — — — — 489,250 -2,865,490 Personnel and management -192,129 -140,359 -636,853 -33,621 -5,480 -3,124 -264 -15,041 -2,116 -571 — — -682 -14,462 -73,838 36,744 -1,081,797 Private pension and health plans -43,577 -31,938 -168,977 -4,083 -173 -364 -45 -2,248 -318 -85 — — -104 -1,737 -10,149 4,447 -259,352 Materials -10,208 -5,638 -63,492 -416 -681 -18 -16 -2,959 -1,553 -204 — — -72 -114 -1,946 442 -86,882 Raw material and supplies - energy production -936 — — — — -944 — — — — — — — — — 944 -936 Natural gas and supplies for gas business — — — -397,554 — — — — — — — — — — — 397,554 — Third-party services -94,349 -53,830 -719,122 -10,650 -16,845 -9,842 -3,951 -134,210 -35,633 -3,446 — — -7,650 -4,603 -47,658 67,697 -1,074,308 Depreciation and amortization -379,870 -17,025 -592,226 -27,146 -32,333 -10,316 -2,788 -276,172 -119,234 -11,393 — — -44 -1,746 -3,245 8,064 -1,465,478 Provisions and reversals -60,626 -22,088 -243,470 -7,541 — -176 -147 -953 -7 -38 — — -1,754 -780 -83,596 75,994 -345,102 Construction cost — -88,565 -2,427,298 -13,618 — — — — — — — — -7,044 — — 13,618 -2,522,908 Other operating costs and expenses -21,437 71,367 -158,775 -8,887 -11,256 -1,503 82 -51,527 -26,899 -681 — — -1,104 -5,427 -32,919 7,907 -240,842 EQUITY IN EARNINGS OF SUBSIDIARIES 82,766 340,016 — — — — — -23,053 — — — — — — 2,512,087 -2,630,613 281,202 EARNINGS BEFORE INCOME TAXES 948,811 1,110,750 1,982,291 58,613 -10,881 -44,679 -796 66,048 205,821 13,683 — — 72,969 14,906 2,258,736 -2,612,106 4,064,248 FINANCIAL RESULTS -316,747 -217,679 -525,920 -10,608 -124,476 -4,372 -1,621 -108,525 26,763 4,473 — — 6,570 40,488 63,828 10,806 -1,157,014 Financial income 131,051 81,741 516,031 29,114 32,223 1,068 3,285 133,184 28,941 4,428 — — 8,636 40,813 211,411 -37,149 1,184,779 Financial expenses -447,798 -299,420 -1,041,951 -39,721 -156,699 -5,440 -4,906 -241,709 -2,178 45 — — -2,065 -325 -147,583 47,955 -2,341,793 OPERATIONAL EXPENSES / INCOME 632,064 893,071 1,456,371 48,006 -135,357 -49,051 -2,417 -42,473 232,584 18,156 — — 79,540 55,394 2,322,564 -2,601,300 2,907,234 INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT -95,426 -96,092 -322,349 -17,301 46,029 — -1,935 -64,387 -76,873 -2,628 — — -5,742 -11,310 23,377 25,205 -599,435 NET INCOME continuing operations 536,638 797,059 1,134,022 30,705 -89,328 -49,051 -4,352 -106,863 155,710 15,528 — — 73,799 44,084 2,345,941 -2,576,095 2,307,799 NET INCOME discontinued operations -11,586 — — — — — — — — — — — — — 463,690 39,467 491,571 NET INCOME 525,052 797,059 1,134,022 30,705 -89,328 -49,051 -4,352 -106,863 155,710 15,528 — — 73,799 44,084 2,809,631 -2,536,628 2,799,370 Attributed to shareholders of the parent company - continuing operations 536,638 797,059 1,134,022 — -62,528 — -4,352 -106,863 155,710 15,528 — — 73,799 44,084 2,334,356 -2,571,512 2,345,941 Attributed to the controlling company's shareholders - discontinued operations -11,586 — 15,660 — -39,829 — — — — — — — — 475,275 24,171 463,690 Attributed to non-controlling shareholders - continuing operations — — — — -26,800 — — — — — — — — — — — -26,800 Attributed to non-controlling shareholders - discontinued operations — — — 15,045 — -9,222 — — — — — — — — — 10,715 16,539 EBITDA continuing operations 1,328,681 1,127,775 2,574,517 85,759 21,452 -34,363 1,992 342,224 325,055 25,076 — — 73,013 16,652 2,261,981 -2,620,170 5,529,726 Investor Relations 4Q25 /// EXHIBITS II SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 36 EXHIBIT II- RESULT BY SUBSIDIARY > ASSETS BY COMPANY R$'000 Assets - December 2025 Geração e Transmissão Distribuição Elejor Serviços Parques Eólicos FDA Bela Vista Pequenos Ativos Mantidos para Venda Costa Oeste, Marumbi, MSG, Uirapuru Comercialização Holding Elimin. e Reclassif. Consolidado CURRENT 2,203,447 5,470,404 115,667 109,130 1,413,272 226,452 77,976 392,470 392,470 908,825 1,892,784 -1,928,773 10,881,654 Cash and cash equivalents 798,150 400,104 79,782 106,241 1,062,228 135,558 72,625 244,348 244,348 192,790 38,537 — 3,130,363 Bonds and securities — — 413 389 — — — — — — 93 — 895 Collaterals and escrow accounts — 9 — — — — — — — — — — 9 Customers 380,232 3,352,890 16,666 1,088 207,698 73,688 3,953 46,159 46,159 438,530 — -219,947 4,300,957 Dividends receivable 316,490 — — — 74,126 — — — — — 1,407,012 -1,656,331 141,297 Sectorial financial assets — 400,463 — — — — — — — — — — 400,463 Account receivable related to concession 12,867 — — — — — — — — — — — 12,867 Contract Assets 296,863 — — — — — — 95,731 95,731 — — — 392,594 Fair value in energy purchase and sale operation — — — — — — — — — 263,645 — — 263,645 Other current receivables 112,692 566,598 5,326 1 6,566 14,763 — 2,446 2,446 889 345,002 -4,197 1,050,086 Inventories 35,296 136,475 1,591 — 34 2 — — — — — — 173,398 Income tax and social contribution 189,767 155,526 9,035 1,382 48,802 754 1,317 3,452 3,452 12,665 80,125 — 502,825 Other current recoverable taxes 12,467 412,289 — 29 136 922 — 5 5 190 68 — 426,106 Prepaid expenses 7,425 37,905 2,854 — 11,012 765 81 329 329 116 485 — 60,972 Related parties 16,021 8,145 — — 2,670 — — — — — 21,462 -48,298 — Assets held for sale 25,177 — — — — — — — — — — — 25,177 NON-CURRENT 24,324,348 19,177,166 602,200 22,367 7,583,103 2,204,403 173,745 3,759,934 3,759,934 650,936 23,902,068 -32,867,468 49,532,802 Long Term Assets 6,671,106 7,176,946 134,978 19,825 700,670 56,006 — 3,758,611 3,758,611 639,830 287,037 -379,670 19,065,339 Bonds and securities 190,081 3,260 — — 372,855 20,054 — 104,636 104,636 — — — 690,886 Other temporary investments — — — 19,753 — — — — — — 10,874 — 30,627 Customers 5,135 155,712 1,342 — — — — — — — — — 162,189 Judicial deposits 42,690 189,863 — 72 5,333 — — 554 554 17,695 117,742 — 373,949 Sectoral financial assets — 400,463 — — — — — — — — — — 400,463 Account receivable related to concession 911,025 3,679,554 — — — — — — — — — — 4,590,579 Contract Assets 4,783,184 824,829 — — — — — 3,646,014 3,646,014 — — -51,615 9,202,412 Fair value in the purchase and sale of power — — — — — — — — — 597,856 — — 597,856 Other non-current receivables 637,087 116,176 6,552 — — 34,449 — — — — 32 — 794,296 Income tax and social contribution 5,645 65,069 — — — — — 7,283 7,283 24,279 313 — 102,589 Deferred income tax and social contribution — 756,060 120,726 — — — — — — — 114,618 — 991,404 Other non-current recoverable taxes 96,259 985,960 — — 278 1,503 — 124 124 — 43,458 — 1,127,582 Prepaid expenses — — 507 — — — — — — — — — 507 Related parties — — 5,851 — 322,204 — — — — — — -328,055 — Investments 10,563,822 441 — — 2,592,889 — — — — — 23,589,425 -33,897,575 2,849,002 Property, plant and equipment, net 3,134,349 — 304,754 774 4,228,477 298,786 169,356 670 670 1,025 7,361 — 8,145,552 Intangible assets 3,878,466 11,868,128 162,030 1,768 16,108 1,849,570 4,389 43 43 5,816 10,514 1,409,777 19,206,609 Right to use an asset 76,605 131,651 438 — 44,959 41 — 610 610 4,265 7,731 — 266,300 TOTAL 26,527,795 24,647,570 717,867 131,497 8,996,375 2,430,855 251,721 4,152,404 4,152,404 1,559,761 25,794,852 -34,796,241 60,414,456 Investor Relations 4Q25 /// EXHIBITS II SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 37 EXHIBIT II- RESULT BY SUBSIDIARY > ASSETS BY COMPANY Assets - December 2024 Geração e Transmissão Distribuição Elejor Serviços Parques Eólicos FDA Bela Vista Pequenos Ativos Mantidos para Venda Costa Oeste, Marumbi, Uirapuru Comercialização Holding Elimin. e Reclassif. Consolidado CURRENT 3,478,566 6,769,769 124,996 48,889 1,119,399 146,365 60,415 — 106,589 916,049 3,264,842 -2,994,084 13,041,808 Cash and cash equivalents 511,790 1,734,522 97,082 42,389 976,985 61,545 55,027 — 77,509 324,750 280,340 -13 4,161,939 Bonds and securities — — — 528 — — — — — — 95 — 623 Collaterals and escrow accounts — 9 — — — — — — — — — — 9 Customers 379,135 3,267,284 10,752 3,795 94,192 76,636 4,118 — 8,750 348,795 — -230,755 3,962,702 Dividends receivable 153,322 — — — 8,393 — — — — — 2,644,431 -2,723,868 82,278 Sectorial financial assets — — — — — — — — — — — — — Account receivable related to concession 10,609 — — — — — — — — — — — 10,609 Contract Assets 265,846 — — — — — — — 18,050 — — — 283,896 Fair value in energy purchase and sale operation — — — — — — — — — 217,350 — — 217,350 Other current receivables 90,679 541,676 3,210 74 4,081 6,595 — — 549 8,561 301,929 -7,680 949,674 Inventories 39,204 95,620 1,299 — — — — — 201 — — — 136,324 Income tax and social contribution 108,582 101,406 10,831 2,035 25,089 134 907 — 1,408 13,387 32,349 — 296,128 Other current recoverable taxes 10,626 979,880 — — 79 1,035 8 — — 2,990 — — 994,618 Prepaid expenses 9,288 42,066 1,822 68 7,910 420 355 — 122 216 944 — 63,211 Related parties 17,664 7,306 — — 2,670 — — — — — 4,754 -31,773 621 Assets held for sale 1,881,821 — — — — — — — — — — 5 1,881,826 NON-CURRENT 22,800,216 16,797,534 623,724 100,266 7,961,803 2,279,634 184,758 — 508,081 531,034 23,164,334 -30,609,036 44,342,348 Long Term Assets 6,186,586 6,847,655 132,366 15,084 747,628 54,415 — — 507,812 520,427 708,857 -405,709 15,315,121 Bonds and securities 149,368 3,159 — — 353,801 17,941 — — 4,816 — — — 529,085 Other temporary investments — — — 14,709 — — — — — — 15,894 — 30,603 Customers — 116,180 — — — — — — — — — — 116,180 Judicial deposits 49,775 190,181 — 72 484 — — — 242 16,933 136,677 — 394,364 Sectoral financial assets — — — — — — — — — — — — — Account receivable related to concession 886,620 2,610,731 — — — — — — — — — — 3,497,351 Contract Assets 4,729,547 1,701,448 — — — — — — 502,754 — — -6,739 6,927,010 Fair value in energy purchase and sale operation — — — — — — — — — 479,938 — — 479,938 Other non-current receivables 276,590 65,322 6,954 — — 34,860 — — — — 298,120 — 681,846 Income tax and social contribution 1,819 59,940 — — — — — — — 22,780 79,504 — 164,043 Deferred income tax and social contribution — 918,078 119,561 — — — — — — — 136,536 — 1,174,175 Other non-current recoverable taxes 92,867 1,182,616 — 303 224 1,614 — — — 776 42,126 — 1,320,526 Prepaid expenses — — — — — — — — — — — — — Related parties — — 5,851 — 393,119 — — — — — — -398,970 — Investments 10,104,390 442 — — 2,698,722 — — — — — 22,431,868 -31,657,485 3,577,937 Property, plant and equipment, net 3,160,968 — 317,388 80,590 4,462,640 306,000 180,931 — 230 702 7,248 — 8,516,697 Intangible assets 3,260,920 9,788,358 173,337 901 8,811 1,918,982 3,827 — 39 5,731 8,546 1,454,158 16,623,610 Right to use an asset 87352 161079 633 3691 44002 237 0 0 0 4174 7815 0 308983 TOTAL 26,278,782 23,567,303 748,720 149,155 9,081,202 2,425,999 245,173 — 614,670 1,447,083 26,429,176 -33,603,120 57,384,156 Investor Relations 4Q25 /// EXHIBITS II SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 38 EXHIBIT II- RESULT BY SUBSIDIARY > LIABILITIES BY COMPANY R$'000 Liabilities - December 2025 Geração e Transmissão Distribuição Elejor Serviços Parques Eólicos FDA Bela Vista Pequenos Ativos Mantidos para Venda Costa Oeste, Marumbi, MSG, Uirapuru Comercialização Holding Elimin. e Reclassif. Consolidado CURRENT 2,401,861 5,930,203 114,524 4,264 950,807 160,366 6,378 — 180,253 861,454 2,384,206 -1,932,001 11,062,317 Social charges and accruals 87,450 192,216 522 — — — — — 11 5,853 24,721 — 310,773 Associated companies and parent company 15,703 21,396 — 107 8,995 1,316 109 — 829 531 2,442 -51,428 — Suppliers 335,630 2,404,261 4,708 1,402 66,863 25,144 677 — 9,350 429,427 6,447 -224,242 3,059,667 Income Tax and Social Contribution payable — — — — 19,879 59,318 571 — 903 — 1,204 — 81,875 Other taxes 128,904 505,286 1,589 538 7,571 4,722 165 — 3,216 7,632 17,650 — 677,273 Loans and financing 78,240 3,225 — — 131,328 — — — 5,034 — — — 217,827 Debentures 809,329 882,141 — 1,554 59,765 — — — 97,749 — — — 1,850,538 Dividends payable 798,299 467,500 — — 148,943 38,903 4,749 — 59,614 138,323 2,325,889 -1,656,331 2,325,889 Post employment benefits 31,634 82,036 — — — — — — — 240 4,944 — 118,854 Customer charges due 12,559 47,125 — — — — — — 424 — — — 60,108 Research and development and energy efficiency 3,442 83,811 194 — — 9,218 — — 2,579 — — — 99,244 Payables related to concession 29,212 — 105,213 — — 12,780 — — — — — — 147,205 Sectorial financial liabilities — 883,990 — — — — — — — — — — 883,990 Other accounts payable 12,753 43,746 297 — 612 43 — — 337 217 736 — 58,741 Fair value in energy purchase and sale operations — — — — — — — — — 262,821 — — 262,821 Other bills to pay 58,706 194,190 2,001 663 506,851 8,922 107 — 207 16,410 173 — 788,232 PIS and Cofins to be refunded to consumers — — — — — — — — — — — — — Provision for allocation of Pis and Cofins credits — 119,280 — — — — — — — — — — 119,280 Provisions for litigation — — — — — — — — — — — — — Liabilities associated with assets held for sale — — — — — — — — — — — — — NON-CURRENT 9,021,275 10,761,677 730,149 69,757 2,819,632 70,132 4,705 — 2,019,296 385,583 280,627 97,328 26,260,161 Social accruals 548 693 — — — — — — — 351 3,172 — 4,764 Associated companies and parent company — — — — 318,973 — — — — — 5,851 -324,824 — Suppliers 133,541 — 1 — 2 — — — — — — — 133,544 Deferred income tax and social contribution 1,401,178 — 1,935 — 58,981 8,157 2,475 — 265,061 109,442 — 135,367 1,982,596 Tax liabilities — 239,452 — — -2 — — — -2 — — — 239,448 Loans and financing 446,580 749,299 — — 1,943,583 — — — 11,130 — — — 3,150,592 Debentures 5,380,839 7,350,547 — 69,757 307,032 — — — 1,688,211 — — — 14,796,386 Post-employment benefits 426,811 894,251 — — — — — — — 2,158 36,083 — 1,359,303 Research and development and energy efficiency — 304,115 — — — 3,193 — — 4,547 — — — 311,856 Payables related to the concession 175,619 — 724,721 — — 58,782 — — — — — — 959,122 Sectorial financial liabilities — — — — — — — — — — — — — Lease liability 72,515 99,711 207 — 49,101 — — — 375 4,506 7,806 — 234,221 Other payables 54,915 27,785 — — 140,139 — 1 — 1,231 — 89,106 -88,761 268,621 Fair value in energy purchase and sale operation — — — — — — — — — 268,621 — — 224,415 PIS/Cofins to be refunded to consumers — — — — — — — — — — — — — Provision for allocation of PIS and COFINS — 661,273 — — — — — — — — — — 661,273 Provisions for litigation 928,729 434,551 3,285 — 1,823 — 2,229 — 48,743 505 138,609 375,546 1,934,020 EQUITY 15,104,658 7,955,689 -126,806 57,476 5,225,936 2,200,357 240,638 — 1,952,855 312,722 23,130,019 -32,961,568 23,091,978 Attributable to controlling shareholders 15,104,658 7,955,689 -126,806 57,476 5,225,936 2,200,357 240,638 — 1,952,855 312,722 23,130,019 -32,923,527 23,130,019 Capital 6,842,757 5,372,206 35,503 78,785 4,878,189 2,009,509 223,913 1 1,410,124 237,210 12,821,758 -21,088,197 12,821,758 Advance for Future Capital Increase 550,177 613 — — 37,616 — — — 4,700 530 — -593,636 — Capital reserves 1,755 2,474 — — — — — — — 1,198 18,638 -5,427 18,638 Asset valuation adjustments 417,472 -112,082 3,755 323 — — — — — 67 287,992 -309,536 287,992 Treasury shares — — — — — — — — — — -113,389 — -113,389 Legal Reserves 1,117,764 445,527 — — 69,833 74,140 2,479 — 62,564 33,657 1,900,541 -1,805,965 1,900,541 Profit retention reserve 6,095,287 2,198,738 — — 320,557 — — — 348,018 1,900 8,214,479 -8,964,500 8,214,479 Additional proposed dividends 79,446 48,213 — — 254,874 116,708 14,246 — 127,449 38,160 — -679,096 — Accumulated profit — — -166,064 -21,632 -335,133 — — -1 — — — 522,830 — Attributable to noncontrolling interests — — — — — — — — — — — -38,041 -38,041 TOTAL 26,527,794 24,647,569 717,867 131,497 8,996,375 2,430,855 251,721 — 4,152,404 1,559,759 25,794,852 -34,796,241 60,414,456 Investor Relations 4Q25 /// EXHIBITS II SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 39 EXHIBIT II- RESULT BY SUBSIDIARY > LIABILITIES BY COMPANY R$'000 Liabilities - December 2024 Geração e Transmissão Distribuição Elejor Serviços Parques Eólicos FDA Bela Vista Pequenos Ativos Mantidos para Venda Costa Oeste, Marumbi, Uirapuru Comercialização Holding Elimin. e Reclassif. Consolidado CURRENT 5,107,929 5,979,105 114,110 11,151 655,489 153,433 5,495 — 29,975 878,302 404,699 -2,997,303 10,342,380 Social charges and accruals 119,712 265,757 381 — — — — — — 4,447 20,805 — 411,102 Associated companies and parent company 10,810 11,482 — 160 9,617 520 141 — 162 368 1,690 -34,954 — Suppliers 319,382 1,792,275 3,857 9,345 56,148 21,547 718 — 5,323 350,946 3,362 -238,481 2,324,423 Income Tax and Social Contribution payable — — — 457 9,548 72,506 368 — 602 — — — 83,482 Other taxes 24,925 252,462 736 -24 7,382 5,255 177 — 362 10,462 614 — 302,345 Loans and financing 1,097,232 2,971 — — 126,082 — — — 4,921 — — — 1,231,205 Debentures 1,056,707 908,720 — 1,192 58,491 — — — — — — — 2,025,110 Dividends payable 1,699,433 663,654 — — 21,710 36,982 3,688 — 17,527 280,873 3,881 -2,723,868 3,878 Post employment benefits 24,557 66,352 — — — — — — — 126 4,348 — 95,383 Customer charges due 19,940 23,598 — — — 855 — — 432 — — — 44,825 Research and development and energy efficiency 13,567 161,074 104 — — 3,827 — — 577 — — — 179,149 Payables related to concession 4,686 — 106,333 — — 2,073 — — — — — — 113,092 Sectorial financial liabilities — 935,322 — — — — — — — — — — 935,322 Other accounts payable 13,697 41,959 284 21 571 186 — — — 180 604 — 57,502 Fair value in energy purchase and sale operations — — — — — — — — — 214,955 — — 214,955 Other bills to pay 161,869 273,479 2,415 — 365,940 9,682 403 — 69 15,945 369,395 — 1,199,195 PIS and Cofins to be refunded to consumers — — — — — — — — — — — — — Provision for allocation of Pis and Cofins credits — 580,000 — — — — — — — — — — 580,000 Provisions for litigation — — — — — — — — — — — — — Liabilities associated with assets held for sale 541,412 — — — — — — — — — — — 541,412 NON-CURRENT 6,931,440 9,922,614 760,549 74,733 3,145,692 86,162 3,221 — 38,653 280,153 349,759 -188,137 21,404,841 Social accruals — 30 — — — — — — — — 427 — 457 Associated companies and parent company — — — — 389,891 — — — — — 5,851 -395,742 — Suppliers 142,376 — — — — — — — — — — — 142,380 Deferred income tax and social contribution 1,445,182 — 1,222 802 33,343 10,513 1,679 — 18,752 102,398 — 281,567 1,895,459 Tax liabilities — 291,195 — — — — — — — — — — 291,195 Loans and financing 566,724 750,733 — — 2,054,424 — — — 15,708 — — — 3,387,589 Debentures 3,892,598 6,205,483 — 69,701 434,474 — — — — — — — 10,602,255 Post-employment benefits 304,420 718,933 — — — — — — — 2,342 37,631 — 1,063,326 Research and development and energy efficiency — 234,277 — — — 6,488 — — 529 — — — 241,294 Payables related to the concession 167,478 — 755,649 — — 69,125 — — — — — — 992,252 Sectorial financial liabilities — 142,488 — — — — — — — — — — 142,488 Lease liability 80,058 127,277 393 3,861 47,308 36 — — — 4,311 7,761 — 271,004 Other payables — — — — — — — — — 170,837 — — 170,837 Fair value in energy purchase and sale operation 53,364 6,275 — 369 184,203 — — — — — 90,966 -88,156 247,021 PIS/Cofins to be refunded to consumers — — — — — — — — — — — — — Provision for allocation of PIS and COFINS — 1,000,588 — — — — — — — — — — 1,000,588 Provisions for litigation 279,240 445,335 3,285 — 2,049 — 1,542 — 3,664 265 207,123 14,194 956,696 EQUITY 14,239,413 7,665,584 -125,940 63,269 5,280,029 2,186,404 236,456 — 546,039 288,627 25,674,718 -30,417,680 25,636,935 Attributable to controlling shareholders 14,239,413 7,665,584 -125,940 63,269 5,280,029 2,186,404 236,456 — 546,039 288,627 25,674,718 -30,379,897 25,674,718 Capital 6,242,757 5,372,206 35,503 78,785 5,186,230 2,009,509 223,913 — 275,161 237,210 12,821,758 -19,661,293 12,821,758 Advance for Future Capital Increase 600,000 — — — 3,000 — — — — — — -603,000 — Capital reserves — 166 — — — — — — — — 5,595 -166 5,595 Asset valuation adjustments 537,346 -420 2,372 148 — — — — — -137 517,408 -539,309 517,408 Treasury shares — — — — — — — — — — -50,044 — -50,044 Legal Reserves 1,027,643 391,901 — — 53,090 65,950 1,479 — 31,639 30,275 1,766,110 -1,601,979 1,766,110 Profit retention reserve 5,239,801 1,778,071 — — 343,425 — — — 186,658 — 9,363,866 -7,547,951 9,363,866 Additional proposed dividends 591,866 123,660 — — 41,574 110,945 11,064 — 52,581 21,279 1,250,025 -952,968 1,250,025 Accumulated profit — — -163,815 -15,664 -347,290 — — — — — — 526,769 — Attributable to noncontrolling interests — — — — — — — — — — — -37,783 -37,783 TOTAL 26,278,782 23,567,303 748,719 149,153 9,081,210 2,425,999 245,172 — 614,667 1,447,082 26,429,176 -33,603,120 57,384,156 Investor Relations 4Q25 /// EXHIBITS II SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 40 EXHIBIT III - ENERGY MARKET> DISTRIBUTION AND TOTAL MARKET Copel’s Total Market Number of Customers / Agreements Energy Sold (GWh) dez/25 dez/24 Δ% 4Q25 4Q24 Δ% 2025 2024 Δ% Copel DIS 5,279,347 5,184,588 1.8 6,313 5,890 7.2 24,421 23,483 4.0 Captive Market 5,279,053 5,184,322 1.8 5,016 5,275 -4.9 20,066 21,285 -5.7 Concessionaries and Licensees 2 2 — 8 13 -38.5 35 79 -55.7 CCEE (Assigments MCSD EN) 292 264 10.6 556 532 4.5 1,695 1,196 41.7 CCEE (MVE) — — — — — — — — — CCEE (MCP) 2 — — — 733 70 947.1 2,625 923 184.4 Copel GeT 388 568 -31.7 3,569 3,761 -5.1 15,659 16,078 -2.6 CCEAR (Copel DIS) 3 4 -25.0 45 33 36.4 161 127 26.8 CCEAR (other concessionaries) 64 119 -46.2 424 609 -30.4 2,028 2,345 -13.5 Bilateral Agreements (Copel Mercado Livre) 316 441 -28.3 3,061 3,039 0.7 13,148 13,053 0.7 Bilateral Agreements 1 5 4 25.0 720 35 1,957.1 1,476 167 783.8 CCEE (MCP) 2 — — — -681 45 -1,613.3 -1,154 386 -399.0 Wind Farms Complex 703 624 12.7 1,149 1,238 -7.2 4,772 4,526 5.4 CCEAR (Copel DIS) 19 19 — 35 32 9.4 135 128 5.5 CCEAR (other concessionaries) 654 580 12.8 688 655 5.0 2,685 2,507 7.1 CER 10 10 — 230 230 — 913 924 -1.2 Bilateral Agreements (Copel Mercado Livre) 5 4 25.0 112 137 -18.2 518 453 14.3 Bilateral Agreements 15 11 36.4 183 164 11.6 660 583 13.2 CCEE (MCP) 2 — — — -99 20 -595.0 -139 -69 101.4 Copel Mercado Livre 1,763 1,698 3.8 7,035 5,095 38.1 27,563 22,478 22.6 Free Customers 1,537 1,529 62.4 2,638 2,583 2.1 9,902 10,565 -6.3 CCEAR (other concessionaries) 30 — — 96 — — 293 — — Bilateral Agreements (Group Companies) 15 7 114.3 485 216 124.5 1,993 820 143.0 Bilateral Agreements 181 162 11.7 3,824 2,253 69.7 15,264 10,926 39.7 CCEE (MCP) 2 — — — -8 43 -118.6 111 167 -33.5 Total Copel 5,282,201 5,187,478 1,8 18,066 15,984 13.0 72,415 66,565 8.8 Eliminations (operations with Group companies) 3,738 3,457 8.1 15,955 14,581 9.4 Total Consolidated Copel 14,328 12,527 14.4 56,460 51,984 8.6 Note: Not considering the energy from MRE (Energy Relocation Mechanism). ¹ Includes Short Term Sales Agreements and CBR ² Negative values mean that there were more purchases than sales. CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy / MCSD EN - Mechanism for Compensation of Surpluses and Deficits of New Energy / MVE - MVE - Sale of energy to the free market through the Surplus Selling Mechanism. Copel’s Dis Market Number of Customers Consumed Energy (GWh) dez/25 dez/24 Δ% 4Q25 4Q24 Δ% 2025 2024 Δ% Residential 4,417,897 4,300,335 2.7 2,556 2,510 1.8 10,108 9,887 2.2 Industrial 39,167 68,970 (43.2) 3,245 3,294 (1.5) 12,973 12,790 1.4 Captive 36,610 67,041 (45.4) 272 403 (32.6) 1,252 1,718 (27.1) Free 2,557 1,929 32.6 2,973 2,891 2.8 11,721 11,071 5.9 Commercial 464,590 448,388 3.6 1,897 1,846 2.8 7,425 7,344 1.1 Captive 460,946 445,899 3.4 1,127 1,195 (5.7) 4,442 4,782 (7.1) Free 3,644 2,489 46.4 770 651 18.3 2,983 2,562 16.4 Rural 306,468 314,623 (2.6) 676 665 1.7 2,695 2,721 (1.0) Captive 306,289 314,508 (2.6) 612 605 1.1 2,426 2,507 (3.2) Free 179 115 55.7 65 60 7.9 269 214 25.7 Others 58,150 56,908 2.2 624 660 (5.4) 2,501 2,566 (2.5) Captive 57,311 56,539 1.4 449 561 (20.0) 1,838 2,391 (23.1) Free 839 369 127.4 175 99 — 662 175 — Total Captive Market 5,279,053 5,184,322 1.8 5,016 5,275 (4.9) 20,066 21,285 (5.7) Total Free Market 7,219 4,902 47.3 3,984 3,701 7.6 15,636 14,022 11.5 Supply to Concessionaries 7 7 — 254 250 1.5 1,022 1,002 2.0 Total Grid Market 5,286,279 5,189,231 1.9 9,253 9,226 0.3 36,724 36,309 1.1 Micro and Mini Distributed Energy Generation 528,496 411,888 28.3 (984) (755) 30.4 (3,421) (2,614) 30.9 Offset Energy from Distributed Generation II and III 365 171 113.5 1,130 385 193.6 Total Billed Market 8,635 8,642 (0.1) 34,433 34,080 1.0 Investor Relations 4Q25 /// EXHIBITS III SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 41 EXHIBIT III - ENERGY MARKET> TARIFFS Supply Tariff (R$/MWh) 2025 Product Amount Class* Validity* Average MW Price (R$)¹ Copel Geração e Transmissão Auction CCEAR 2011 - 2040 ( HPP Mauá) 192 315.71 SP100/SP92 01.07.2020 31.12.2040 Auction - CCEAR 2024 - 2053 (SHP Bela Vista) 15 274.80 01.01.2024 12.31.2053 Copel Distribuição Concession holders in the State of Paraná 24 305.74 Total / Tariff Weighted Average Supply 231 312.02 Contains PIS and COFINS. Net of ICMS. *GSF renegotiation Purchase Tariff - Copel Distribuição (R$/MWh) Amount Dec/25 Dec/24 Δ% Average MW Itaipu 1 480.5 206.37 217.71 -5.2 % Auction – CCEAR 2010 – H30 74.5 329.88 313.22 5.3 % Auction – CCEAR 2010 - T15 2 — — 184.45 -100.0 % Auction – CCEAR 2011 - H30 61.5 340.11 322.93 5.3 % Auction – CCEAR 2011 - T15 2 53.7 289.83 265.21 9.3 % Auction – CCEAR 2012 - T15 2 107.5 333.44 253.04 31.8 % Auction – CCEAR 2016 - T20 ² 26.6 241.15 229.47 5.1 % Angra 96.8 305.71 336.32 -9.1 % CCGF 3 390.3 184.37 166.85 10.5 % Santo Antônio 146.9 211.07 200.41 5.3 % Jirau 244.4 185.71 176.33 5.3 % Others Auctions 4 769.3 259.76 234.48 10.8 % Total / Average Purchuse Tariff 2,451.9 236.65 219.08 8.0 % Contains PIS and COFINS 1 Furnas transport charge not included. 2 Average auction price restated according as bilateral payment to vendors. It does not include 3 Contract of quotas of assured power of those HPPs which concessions were extended pursuant 4 Products average price, does not include PROINFA. *The table has been updated for all periods as new calculation methodology for average prices, a result of the 4th phase of the Public Hearing 78/2011 Aneel approved on 03.28.2016. Retail Tariff - Copel Distribuição (R$/MWh) Dec/25 Dec/24 Δ% Industrial 526.75 544.13 -3.2 % Residential 505.45 512.65 -1.4 % Commercial 553.46 569.45 -2.8 % Rural 548.64 555.82 -1.3 % Other 620.93 594.97 4.4 % Retail Tariff supply average tariff 598.90 594.01 0.8 % Demand average tariff (R$/kW) 33.37 40.28 -17.2 % Does not consider tariff flags, Pis/Pasep and net of ICMS. Investor Relations 4Q25 /// EXHIBITS III SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 42 EXHIBIT III - ENERGY MARKET> ELECTRICITY PURCHASED AND CHARGES R$'000 Electricity Purchased for Resale 4Q25 4Q24 Δ% 2025 2024 Δ% Purchase of energy in the regulated party - CCEAR 1,090,302 999,964 9.0 4,043,221 4,009,747 0.8 Itaipu Binacional 221,307 243,319 -9.0 963,340 950,389 1.4 Câmara de Comercialização de Energia - CCEE 422,405 382,395 10.5 1,273,628 832,656 53.0 Micro and mini generators and customer repurchase 736,135 526,275 39.9 2,446,037 1,726,602 41.7 Proinfa 104,335 84,988 22.8 424,896 337,978 25.7 Bilateral Agreements 896,771 582,104 54.1 2,901,057 1,849,268 56.9 Fair value in the purchase and sale of energy 10,595 -100 36,604 -100 (-) PIS/Pasep and Cofins -259,678 -219,128 18.5 -941,401 -818,349 15.0 TOTAL 3,211,577 2,610,512 23.0 11,110,778 8,924,895 24.5 R$'000 Charges of the main distribution and transmission grid 4Q25 4Q24 Δ% 2025 2024 Δ% Itaipu transportation charges 47,411 40,872 16.0 182,754 193,897 -5.7 System Service Charges - ESS -2,184 12,503 — 5,009 74,133 -93.2 System usage charges 610,049 588,497 3.7 2,448,111 2,502,910 -2.2 Charge reserve energy - EER 94,987 74,750 27.1 431,834 412,331 4.7 Grid Use charges - Provisions 2,888 -44 — 3,425 10,857 -68 (-) PIS / Pasep and Cofins taxes on charges for use of power grid -77,744 -73,510 5.8 -315,599 -328,638 -4.0 TOTAL 675,407 643,068 5.0 2,755,534 2,865,490 -3.8 Investor Relations 4Q25 /// EXHIBITS III SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 43 EXHIBIT III - ENERGY MARKET> ENERGY BALANCE (average MW) Energy Balance - Copel GET - Dec-25 2026 2027 2028 2029 2030 2031 Own Resources GeT 1,890 1,901 1,920 1,928 1,928 1,928 GeT (1) 1,291 1,291 1,291 1,291 1,291 1,291 GPS (CCGF) (2) 73 73 73 73 73 73 Bela Vista + FDA 526 537 556 564 564 564 Own Resources SPP and Wind Farm (3) 544 544 544 544 544 544 Purchases 75 65 — — — — TOTAL OWN RESOURCES + SOLD 2,509 2,510 2,464 2,472 2,472 2,472 TOTAL SOLD 2,122 1,897 1,668 1,327 961 814 Sales (Regulated) 706 706 706 706 706 706 Sales (Regulated) % 28% 28% 29% 29% 29% 29% Sales (Free Market) 1,416 1,191 962 621 255 108 Sales (Free Market) % 57% 47% 40% 26% 10% 4% Total Available 387 612 796 1,145 1,511 1,658 Total Available (%) 15% 25% 31% 46% 61% 67% Avarege price of energy sold (R$))(4) 190.88 192.23 200.27 210.15 228.98 244.05 Reference: December/25 (1) Includes Mauá 100% from June25 and GPS 30% (ex-CCGF). Does not include Baixo Iguaçu, Elejor and Foz do Chopim. (2) GPS 70% (quota regime). (3) Does not include Voltália Wind Complex. (4) Average gross energy price (with PIS/COFINS and without ICMS). The GPS CCGF RAG is not considered in the calculation of average prices. RESOURCES (average MW) $2,509 $2,510 $2,464 $2,472 $2,472 $2,472 $1,890 $1,901 $1,920 $1,928 $1,928 $1,928 $544 $544 $544 $544 $544 $544 $75 $65 $— Own Resources GeT Own Resources SPP and Wind Farm Purchases 2026 2027 2028 2029 2030 2031 SALES (average MW) 190.88 192.23 200.27 210.15 228.98 244.05 28% 28% 29% 29% 29% 29% 57% 47% 40% 26% 10% 4% 15% 25% 31% 46% 61% 67% Sales (Regulated) Sales (Free Market) Total Available Avarege price of energy sold (R$) 2026 2027 2028 2029 2030 2031 Comments: 1- Excluding losses and internal consumption. 2- Considering the GFs of wind SPEs constant for all periods. 3- Considering the Sales of wind SPEs constant for all periods. 4- Considering energy purchases in each period. 5 - Prices updated according to the contractual readjustment index, from the reference dates until December/2025. 6 - The GPS CCGF RAG is not considered in the calculation of average prices. 7 - Average gross energy prices (with PIS/COFINS and without ICMS) 8- Considers the physical guarantee of the plants on Dectember 31,2025. Investor Relations 4Q25 /// EXHIBITS III SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 44 Energy contract balance GET * 11% 11% 11% 11% 11% 11% 69% 57% 46% 28% 8% 2% 20% 32% 43% 61% 81% 87% Regulated Market Free Market Availability 2026 2027 2028 2029 2030 2031 Average prices of energy sold (Pmix) 2026 2027 2028 2029 2030 2031 $203.70 $209.27 $225.65 $255.63 $350.91 $447.61 *Includes hydroelectric plants, CCGF (GPS Plant), SPE FDA and SPE Bela Vista. Energy contract balance SPP and Wind Farms 78% 78% 78% 78% 78% 78% 78% 18% 19% 19% 19% 19% 19% 14% 3% 2% 2% 2% 2% 2% 8% Regulated Market Free Market Availability 2025 2026 2027 2028 2029 2030 2031 Average prices of energy sold (Pmix) 2026 2027 2028 2029 2030 2031 $221.51 $218.01 $216.76 $215.61 $214.58 $218.46 Comments: 1- Excluding losses and internal consumption. 2- Considering the GFs of wind SPEs constant for all periods. 3- Considering the Sales of wind SPEs constant for all periods. 4- Considering energy purchases in each period. 5 - Prices updated according to the contractual readjustment index, from the reference dates until September/2025. 6 - The GPS CCGF RAG is not considered in the calculation of average prices. 7 - Average gross energy prices (with PIS/COFINS and without ICMS) 8- Considers the physical guarantee of the plants on December 31,2025. Investor Relations 4Q25 /// EXHIBITS III SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 45 EXHIBIT III - ENERGY MARKET> WIND POWER PRICES Wind Farms - Sold Auction ¹ Price (R$) ² Certification Amount MW average/ year Start of Supply End of Supply São Bento Energia, Invest. e Part. S.A. GE Boa Vista S.A. 2º LFA (26/08/2010) 327.29 P50 5.70 01.01.2013 31.12.2032 GE Farol S.A. 317.76 P50 9.10 GE Olho D’Água S.A. 317.76 P50 14.90 GE São Bento do Norte S.A. 317.76 P50 14.00 Copel Brisa Potiguar S.A. Nova Asa Branca I Energias Renováveis S.A. 2º LFA (26/08/2010) 321.15 P50 13.20 01.01.2013 31.12.2032 Nova Asa Branca II Energias Renováveis S.A. 321.15 P50 12.80 Nova Asa Branca III Energias Renováveis S.A. 321.15 P50 12.50 Nova Eurus IV Energias Renováveis S.A. 321.15 P50 13.70 Santa Maria Energias Renováveis S.A. 4º LER (18/08/2011) 226.33 P50 15.70 01.07.2014 Santa Helena Energias Renováveis S.A. 226.33 P50 16.00 30.06.2034 Ventos de Santo Uriel S.A. 224.57 P50 9.00 Cutia UEE Cutia S.A. 6º LER (31/10/2014) 266.22 P90 9.60 01.10.2017 30.09.2037 UEE Esperança do Nordeste S.A. 266.22 P90 9.10 UEE Guajiru S.A. 266.22 P90 8.30 UEE Jangada S.A. 266.22 P90 10.30 UEE Maria Helena S.A. 266.22 P90 12.00 UEE Paraíso dos Ventos do Nordeste S.A. 266.22 P90 10.60 UEE Potiguar S.A. 266.22 P90 11.30 Bento Miguel CGE São Bento do Norte I S.A. 20ª LEN (28/11/2014) 252.17 P90 9.70 01.01.2019 31.12.2038 CGE São Bento do Norte II S.A. 252.17 P90 10.00 CGE São Bento do Norte III S.A. 252.17 P90 9.60 CGE São Miguel I S.A. 252.17 P90 8.70 CGE São Miguel II S.A. 252.17 P90 8.40 CGE São Miguel III S.A. 252.17 P90 8.40 Vilas Vila Ceará I (Antiga Vila Paraíba IV) 28ª LEN (31/08/2018) 135.59 P90 8.20 01.01.2024 31.12.2043 Vila Maranhão I 135.59 P90 8.30 Vila Maranhão II 135.59 P90 8.30 Vila Maranhão III (Antiga Vila Paraíba III) 135.59 P90 8.20 Vila Mato Grosso (Antiga Vila Alagoas III) 29ª LEN (28/06/2019) 113.11 P90 3.30 01.01.2023 31.12.2042 Jandaira Jandaira I 30ª LEN (18/10/2019) 138.32 P90 1.60 01.01.2025 31.12.2044 Jandaira II 138.32 P90 4.10 Jandaira III 138.32 P90 4.40 Jandaira IV 138.32 P90 4.30 Aventura Aventura II 26º LEN (20/12/2017) 146.22 P90 11.70 01.01.2023 31.12.2042 Aventura III 146.22 P90 12.80 Aventura IV 146.22 P90 14.10 Aventura V 146.22 P90 15.00 Santa Rosa & Mundo Novo Santa Rosa & Mundo Novo I 26º LEN (20/12/2017) 149.24 P90 16.50 01.01.2023 31.12.2042 Santa Rosa & Mundo Novo II 149.24 P90 17.00 Santa Rosa & Mundo Novo III 149.24 P90 18.00 Santa Rosa & Mundo Novo IV 149.24 P90 7.50 Santa Rosa & Mundo Novo V 149.24 P90 8.10 Voltália3 Caranaúbas 04ª LER (18/08/2011) 219.54 — 13.10 01.07.2014 30.06.2034 Reduto 219.54 — 13.90 Santo Cristo 219.54 — 14.80 São João 219.54 — 14.30 ¹LFA - Alternative Sources Auction/LER - Reserve Energy Auction/LEN - New Energy Auction. ²Price updated by IPCA until Nov/25 (Reference Dez/25). Source: CCEE 3Values presented refer to 100% of the Complex. Copel has a 49% stake in the project. Investor Relations 4Q25 /// EXHIBITS III SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 46 EXHIBIT III - ENERGY MARKET> ENERGY FLOW GWh Energy Flow COPEL DIS COPEL GET + FDA + BELA VISTA EÓLICAS COPEL COM ELIMINATIONS CONSOLIDATED 4Q25 4Q24 4Q25 4Q24 4Q25 4Q24 4Q25 4Q24 4Q25 4Q24 4Q25 4Q24 Own Generation — — 5,668 5,833 874 1031 — — — — 6,542 6,864 Purchased energy 6,000 6,004 520 217 34 56 7,035 5,095 3,738 3,457 9,851 7,915 Copel Comercialização — — 451 160 34 56 — — 485 216 — — Companies of the group 80 65 — — — 3,173 3,176 3,253 3,241 — — Itaipu 1,120 1,146 — — — — 0 — — 1,120 1,146 Auction – CCEAR 3,410 3,332 — — — — 0 — — 3,410 3,332 CCEE (MCP) 0 128 — — — — 0 — — 0 128 Angra 214 215 — — — — — — — 214 215 CCGF 818 1,000 — — — — — — — 818 1,000 Proinfa 98 105 — — — — — — — 98 105 Other (1) 260 13 59 — — — 3,862 1,919 — — 4,181 1,932 Elejor — — — — — — 0 — — — 0 Dona Francisca — — 0 34 — — — — — 0 34 MRE Receipt — — 10 23 — — — — — 10 23 Avaiable 6,000 6,004 6,188 6,050 908 1087 7,035 5,095 3,738 3,457 16,393 14,779 Captive Market 5,016 5,275 — — — — — — — — 5,016 5,275 Concessionaires (2) 8 13 — — — — — — — — 8 13 CCEE concessionaire supply (3) — — 40 35 — — — — — — 40 35 CCEE (MCSD EN Assignments) (4) 556 532 — — — — — — — — 556 532 CCEE (MVE) (5) — — — — — — — — — — — — CCEE (MCP) (6) 733 70 -681 45 -99 20 -8 43 — — -55 178 Free Customers — — — — — — 2,638 2,583 — — 2,638 2,583 Bilateral Agreements — — 680 — 183 164 3,824 2,253 — — 4,687 2,417 Auction CCEAR (7) — — 424 609 688 655 96 — — — 1,208 1264 MRE assignment (8) — — 2,619 2,289 — — — — — — 2,619 2,289 CER (9) — — — — 230 230 — — — — 230 230 Copel Comercialização — — 3,061 3,039 112 137 — — 3,173 3,176 — — Companies of the group — — 45 33 35 32 485 216 565 281 — — Losses and Differences (10) -313 114 — — -241 -151 — — — — -554 -37 (1) Others: Includes MCSD EM Assignments of Copel Distribuição (purchase). (2) Energy supply to concessionaires and licensees with their own market below 500GWh/year. (3) Supply of energy to CCEE's agent distributor, through a Regulated Bilateral Contract Agreement - CBR (4) Assignments MCSD EN - Contractual assignments to other distributors through the New Energy Surplus and Deficit Compensation Mechanism. (5) CCEE (MVE): Financial settlement of energy surpluses from the distributor to the free market through the Surplus Sale Mechanism. (6) CCEE (MCP): Electric Energy Commercialization Chamber (Spot Market). (7) CCEAR: Energy Trading Agreement in the Regulated Environment. (8) MRE: Energy Reallocation Mechanism. (9) CER: Reserve Energy Contract. (10) Considers the effects of Mini and Micro Distributed Generation (MMGD). EXHIBIT III - ENERGY MARKET> ENERGY FLOW Investor Relations 4Q25 /// EXHIBITS III SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 47 GWh Energy Flow COPEL DIS COPEL GET + FDA + BELA VISTA EÓLICAS COPEL COM ELIMINAÇÕES CONSOLIDADO 2025 2024 2025 2024 2025 2024 2025 2024 2025 2024 2025 2024 Own Generation — — 19,103 23,920 3,347 3,443 — — — 0 22,450 27,363 Purchased energy 23,491 24,236 2,901 946 421 257 27,574 22,478 15,951 14,575 38,441 33,342 Copel Comercialização — — 1,571 574 421 246 — — 1,992 820 — — Companies of the group 292 249 — — — — 13,665 13,506 13,959 13,755 — — Itaipu 4,442 4,560 — — — — — — — — 4,443 4,560 Auction – CCEAR 13,298 13,812 — — — — — — — — 13,299 13,812 CCEE (MCP) — 373 — — — — 11 — — — 11 373 Angra 848 856 — — — — — — — — 848 856 CCGF 3,207 3,914 — — — — — — — — 3,206 3,914 Proinfa 371 420 — — — — — — — — 373 420 Other (1) 1,033 52 288 — — 11 13,831 8,972 — — 15,152 9,035 Elejor — — — — 0 0 — — — — — 0 Dona Francisca — — 33 134 0 0 67 — — — 100 134 MRE Receipt — — 1,009 238 0 0 — — — — 1009 238 Avaiable 23,491 24,236 22,004 24,866 3,768 3700 27,574 22,478 15,954 14,575 60,888 60,705 Captive Market 20,066 21,285 — — — — — — — — 20,066 21,285 Concessionaires (2) 35 80 — — — — — — — — 35 80 CCEE concessionaire supply (3) — — 174 163 — — — — — — 174 163 CCEE (MCSD EN Assignments) (4) 1,695 1,196 — — — — — — — — 1695 1134 CCEE (MVE) (5) — — — — — — — — — — — — CCEE (MCP) (6) 2,625 923 (1,153) 386 (139) (69) 122 167 — — 1472 1,407 Free Customers — — — — — — 9,902 10,565 — — 9,902 10,565 Bilateral Agreements — — 1,302 4 660 583 15,264 10,926 — — 17,226 11,513 Auction CCEAR (7) — — 2,028 2,345 2,685 2,507 293 — — — 5,006 4852 MRE assignment (8) — — 6,345 8,788 — — — — — — 6,345 8,788 CER (9) — — — — 913 924 — — — — 913 924 Copel Comercialização — — 13,148 13,054 518 452 — — 13,666 13,506 — — Companies of the group — — 160 126 135 124 1,993 820 2,288 1,069 0 1 Losses and Differences (10) (930) 752 — — (1,004) (821) — — — — -1946 -7 (1) Others: Energy purchased by Copel Comercialização. Includes MCSD EM Assignments of Copel Distribuição (purchase). (2) Energy supply to concessionaires and licensees with their own market below 500GWh/year. (3) Supply of energy to CCEE's agent distributor, through a Regulated Bilateral Contract Agreement - CBR. (4) Assignments MCSD EN - Contractual assignments to other distributors through the New Energy Surplus and Deficit Compensation Mechanism. (5) CCEE (MVE): Financial settlement of energy surpluses from the distributor to the free market through the Surplus Sale Mechanism. (6) CCEE (MCP): Electric Energy Commercialization Chamber (Spot Market). (7) CCEAR: Energy Trading Agreement in the Regulated Environment. (8) MRE: Energy Reallocation Mechanism. (9) CER: Reserve Energy Contract. (10) Considers the effects of Mini and Micro Distributed Generation (MMGD). Investor Relations 4Q25 /// EXHIBITS III SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 48 EXHIBIT III - ENERGY MARKET> ENERGY FLOW ENERGY FLOW CONSOLIDATED 4Q25 ENERGY FLOW CONSOLIDATED 2025 GWh GWh Own Generation Captive Market Own Generation Captive Market 6,542 39.9% 5,016 30.6% 22,450 36.9% 20,066 33.0% Concessionaires2 Concessionaires2 8 —% 35.00 0.1% Electricity sales to distributor CCEE3 Electricity sales to distributor CCEE3 40 0.2% 174.00 —% Assignment MCSD EN4 Assignment MCSD EN4 556 3.4% 1,695.00 2.8% Total Available Power Total Available Power 16,393 CCEE (MVE) 60,888 CCEE (MVE) 0 0.0% 0.00 0% Free Customers Free Customers Purchased energy 2,638 16.1% Purchased energy 9,902.00 16.3% 9851 60.1% 38,441.000 63.13% CCEAR: 3,410 Supplied Energy CCEAR: 13,299 Supplied Energy Itaipu: 1,120 8,799 53.7 % Itaipu: 4,443 30,962.00 50.9 % Dona Francisca: 0 Contratos Bilaterais 4,687 Dona Francisca: 100 Contratos Bilaterais 17,226 CCEE (MCP): 0 CCEAR: 1,208 CCEE (MCP): 11 CCEAR: 5,006 Angra: 214 CER: 230 Angra: 848 CER: 913 CCGF: 818 CCEE (MCP): 55 CCGF: 3,206 CCEE (MCP): 1,472 MRE: 10 MRE: 2,619 MRE: 1,009 MRE: 6,345 Elejor: 0 Elejor: 0 Proinfa: 98 Losses and Differences Proinfa: 373 Losses and Differences Outros1: 4,181 -554 -3.4% Outros1: 15,152 -1,946 -3.2% Notes: CCEAR: Energy Purchase Agreements in the Regulated Market. CER: Reserve Energy Agreements. CCEE (MCP): Electric Power Trade Chamber (Short-term market). MRE: Energy Reallocation Mechanism. CG: Center of gravity of the Submarket (difference between billed and energy received from CG). ¹ Other: Energy purchased by Copel Comercialização and Copel Distribuição 2 Electricity sales to concessionaries and licensees with own market of less than 500GWh/year 3 Eletricity sales to the agent distributor of CCEE through a Regulated Bilateral Contract - CBR 4 Assignments MCSD EN - Contractual assignments to other distributors through the Mechanism for Compensation of Surpluses and Deficits (MCSD) 5 Considers the effect of Distributed Mini and Microgeneration (MMGD) 6 Considers losses and the volume of energy not delivered, referring to availability contracts, which provide for subsequent reimbursement. Investor Relations 4Q25 /// EXHIBITS III SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 49 EXHIBIT IV - OPERATIONAL DATA > INDICATORS SUMMARY MANAGEMENT Copel Staff List 2020 2021 2022 2023 2024 2025 Geração e Transmissão 1,533 1,523 1,487 1,477 1,091 1,064 Distribuição 4,641 4,430 4,257 4,203 3,199 3,110 Telecomunicações 355 — — — — — Holding 96 169 84 83 60 51 Comercialização 42 44 47 41 39 51 Serviços — — 217 — — — TOTAL 6,667 6,166 6,092 5,804 4,389 4,276 Cotrolated Staff List 2020 2021 2022 2023 2024 Jul-05 Elejor 7 7 7 7 7 11 GENERATION Copel GET Amount Installed Capacity (MW) Assured Power (Average MW) Hydroelectric 7 4,833.3 1,990.3 Wind 42 1,127.9 560.9 Copel GET (Interest) Proportional installed capacity (MW) Proporcional Assured Power (Average MW) Hydroelectric 1 10.4 7.3 Total Copel GET 5,971.6 2,558.5 Other Interest Copel Proportional installed capacity (MW) Proporcional Assured Power (Average MW) Hydroelectric 5 201.3 109.9 Wind 4 53.2 28.0 Total Other Interest 9 254.5 137.9 TOTAL Copel Group 6,226.1 2,696.4 TRANSMISSION Copel GeT Amount APR (R$ million) Transmission Lines (km) 4,594 1,423.9 Substation (amount) 46 Interest Amount Proporcional APR (R$ million) Transmission Lines (km) 5,093 387.4 Substation (amount) 7 TOTAL TL 9,687 1,811.3 Substation 53 DISTRIBUTION Distribution lines (km) 218,470 Captive customers 5,279,053 Substations 418 Customers by distribution employee 1,697 Installed power substations (MVA) 13,573 DEC (in hundredths of an hour and minute) 7.17 Municipalities served 395 FEC (number of outages) 4.65 Locations served 1,068 MERCADO LIVRE Number of contracts 1,763 Energy sold (GWh) 7,035 Investor Relations 4Q25 /// EXHIBITS IV SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 50 EXHIBIT IV - OPERATIONAL DATA > GENERATION COPEL GET Installed Capacity (MW) Assured Power (Average MW) Generation 2025 (GWh)* Concession Expires Hydroelectric Power Plants 4,833.3 1,990.3 18,457.0 Large hydroelectric power plant (HPP) 4,797.0 1,965.8 18,303.2 Gov. Bento Munhoz da Rocha Netto (Foz do Areia - FDA) 1,676.0 567.6 4,923.7 20.11.2054 Gov. Ney Aminthas de B. Braga (Segredo) 1,260.0 552.8 5,640.2 21.11.2054 Gov. José Richa (Salto Caxias) 1,240.0 553.3 5,728.5 21.11.2054 Gov. Parigot de Souza (GPS) (1) 260.0 103.6 823.8 - Regime de Cotas (70%) 182.0 72.5 576.7 06.01.2053 - Copel GeT(30%) 78.0 31.1 247.1 HPP Gov. Jayme Canet Junior (Mauá) (2) 361.0 188.5 1,187.0 28.06.2049 Small hydroelectric power station (SHP) 36.3 24.5 153.8 Bela Vista 29.8 18.6 104.7 08.03.2041 Derivação do Rio Jordão ** 6.5 5.9 49.1 21.06.2032 Wind Power Plants 1,127.9 560.9 3,348.4 São Bento Energia, Invest. e Part. S.A. 94.0 38.1 223.6 GE Boa Vista S.A. 14.0 5.2 27.9 28.04.2046 GE Farol S.A. 20.0 8.8 48.2 20.04.2046 GE Olho D’Água S.A. 30.0 12.8 76.4 01.06.2046 GE São Bento do Norte S.A. 30.0 11.3 71.1 19.05.2046 Copel Brisa Potiguar S.A. 183.6 89.4 461.6 Nova Asa Branca I Energias Renováveis S.A. 27.0 12.1 65.5 25.04.2046 Nova Asa Branca II Energias Renováveis S.A. 27.0 11.9 65.3 31.05.2046 Nova Asa Branca III Energias Renováveis S.A. 27.0 12.3 59.0 31.05.2046 Nova Eurus IV Energias Renováveis S.A. 27.0 12.4 65.4 27.04.2046 Santa Maria Energias Renováveis S.A. 29.7 15.7 75.2 08.05.2047 Santa Helena Energias Renováveis S.A. 29.7 16.0 87.7 09.04.2047 Ventos de Santo Uriel S.A. 16.2 9.0 43.5 09.04.2047 Cutia 180.6 71.4 431.7 UEE Cutia S.A. 23.1 9.6 62.7 05.01.2042 UEE Esperança do Nordeste S.A. 27.3 9.1 57.9 11.05.2050 UEE Guajiru S.A. 21.0 8.3 47.0 05.01.2042 UEE Jangada S.A. 27.3 10.3 73.8 05.01.2042 UEE Maria Helena S.A. 27.3 12.0 69.1 05.01.2042 UEE Paraíso dos Ventos do Nordeste S.A. 27.3 10.6 58.3 11.05.2050 UEE Potiguar S.A. 27.3 11.5 62.9 11.05.2050 Bento Miguel 132.3 58.7 322.0 CGE São Bento do Norte I S.A. 23.1 10.1 60.4 04.08.2050 CGE São Bento do Norte II S.A. 23.1 10.8 65.8 04.08.2050 CGE São Bento do Norte III S.A. 23.1 10.2 58.0 04.08.2050 CGE São Miguel I S.A. 21.0 9.3 48.9 04.08.2050 CGE São Miguel II S.A. 21.0 9.1 43.7 04.08.2050 CGE São Miguel III S.A. 21.0 9.2 45.2 04.08.2050 Vilas 186.9 98.6 553.2 Vila Ceará I (Antiga Vila Paraíba IV) 32.0 17.8 89.8 14.01.2054 Vila Maranhão I 32.0 17.8 97.3 11.01.2054 Vila Maranhão II 32.0 17.8 97.9 14.01.2054 Vila Maranhão III (Antiga Vila Paraíba III) 32.0 16.6 98.5 14.01.2054 Vila Mato Grosso (Antiga Vila Alagoas III) 58.9 28.6 169.7 06.12.2054 Jandaira 90.1 46.9 266.0 Jandaira I 10.4 5.6 34.9 02.04.2055 Jandaira II 24.3 12.3 72.8 02.04.2055 Jandaira III 27.7 14.8 75.5 02.04.2055 Jandaira IV 27.7 14.2 82.8 02.04.2055 Aventura 105.0 65.0 394.4 Aventura II 21.0 13.1 81.0 06.05.2053 Aventura III 25.2 15.5 94.7 06.11.2053 Aventura IV 29.4 18.5 108.0 06.05.2053 Aventura V 29.4 17.9 110.7 06.05.2053 Santa Rosa e Mundo Novo 155.4 92.8 695.9 Santa Rosa e Mundo Novo I 33.6 17.3 131.1 06.04.2053 Santa Rosa e Mundo Novo II 29.4 17.2 146.2 06.04.2053 Santa Rosa e Mundo Novo III 33.6 21.5 160.2 06.04.2053 Santa Rosa e Mundo Novo IV 33.6 21.0 161.1 06.01.2053 Santa Rosa e Mundo Novo V 25.2 15.8 97.3 06.01.2053 TOTAL 5,961.2 2,551.2 21,805.4 (1) The Annual Generation Revenue (RAG), totaling R$176.6 million, was updated by ANEEL’s Homologatory Resolution No. 3,506, dated July 22, 2025. A PIS/Cofins rate of 9.25% applies to this amount. However, it is important to note that, as established by ANEEL regulations, the RAG already includes the pass-through of these federal taxes to the beneficiary distribution companies. (2) Plant incorporated into the portfolio, as per Material Fact 03/25. Generation 1H25 refers to 51% in the period. * Considers internal consumption of generators and generation in commercial operation. ** Plant do not participate in the MRE. Investor Relations 4Q25 /// EXHIBITS IV SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 51 EXHIBIT IV - OPERATIONAL DATA > GENERATION INTEREST Enterprise Partners Installed Capacity (MW) Assured Power ¹ (Average MW) Proportional installed capacity (MW) Proporcional Assured Power (Average MW) Concession Expires Hydroelectric Power Plants 400.6 225.9 211.7 117.2 Large hydroelectric power plant (HPP) 365.4 200.6 197.1 106.4 HPP Santa Clara (Elejor) COPEL - 70% Paineira Participações - 30% 120.2 66.0 84.2 46.2 05.15.2040 HPP Fundão (Elejor) COPEL - 70% Paineira Participações - 30% 120.2 62.1 84.1 43.5 06.15.2040 HPP Dona Francisca (DFESA) COPEL - 23,03% Gerdau - 53,94% Celesc - 23,03% 125.0 72.5 28.8 16.7 09.24.2037 Small hydroelectric power station (SHP) 29.1 20.4 10.4 7.3 SHP Arturo Andreoli 4 (Foz do Chopim) COPEL GeT - 35,77% Silea Participações - 64,23% 29.1 20.4 10.4 7.3 07.07.2034 Hydroelectric Generating Centers (CGH) 6.1 4.9 4.2 3.5 CGH Santa Clara I (Elejor) COPEL - 70% Paineira Participações - 30% 3.6 2.8 2.5 2.0 (2) CGH Fundão I (Elejor) COPEL - 70% Paineira Participações - 30% 2.5 2.1 1.7 1.5 (2) Wind Power Plants 108.5 57.1 53.2 28.0 Voltalia - São Miguel do Gostoso (4 winds farms) COPEL- 49% Voltalia- 51% 108.5 57.1 53.2 28.0 (3) TOTAL 509.1 283.0 264.9 145.2 ¹ Assured power updated by Ordinance No. 709/2022 of: HPP Mauá, Santa Clara, Fundão and Dona Francisca. ² Elejor requested the reclassification of its Small Hydroelectric Power Plants - (SHPs) Fundão I and Santa Clara I to Hydroelectric Generating Centers (CGHs), as amended by Art. 8 of Law 9074/1995. This was formalized through ANEEL Authorizing Resolutions 14,744 and 14,745 of 06/20/2023, with the plants exempted from concession, having only registration with ANEEL. ³ The Concession Expires of the wind farm concessions are respectively: Carnaúbas (04.09.2047), Reduto (04.16.2047), Santo Cristo (04.18.2047), São João (03.26.2047). 4 Extension of Grant according to REH 3.242/1S2024. Investor Relations 4Q25 /// EXHIBITS IV SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 52 EXHIBIT IV - OPERATIONAL DATA > TRANSMISSION Subsidiary / SPC Contract Enterprise UF TL APR ¹ (R$ milhões) Adjustment installment (R$ millions) Concession Extension Expiration (km)2 Substation MVA Copel GeT 060/2001 Several SP/PR 2,132 35 13,090 663.6 12.3 01.01.2043 Copel GeT 075/2001 TL Bateias - Jaguariaiva PR 137 — — 18.2 -0.5 08.17.2031 Copel GeT 006/2008 TL Bateias - Pilarzinho PR 32 — — 3.1 0.1 03.17.2038 Copel GeT 027/2009 TL Foz - Cascavel Oeste PR 117 — — 16.9 -0.5 11.19.2039 Copel GeT 010/2010 TL Araraquara II — Taubaté SP 334 — — 47.7 -1.3 10.06.2040 Copel GeT 015/2010 SE Cerquilho III SP — 1 300 7.7 -0.4 10.06.2040 Copel GeT 022/2012 TL Foz do Chopim - Salto Osório LT Londrina - Figueira PR 102 — — 8.5 -0.3 08.27.2042 Copel GeT 002/2013 TL Assis — Paraguaçu Paulista II SP 83 1 150 12.3 -2.3 02.25.2043 Copel GeT 005/2014 TL Bateias - Curitiba Norte PR 31 1 300 14.0 -0.8 01.29.2044 Copel GeT 021/2014 TL Foz do Chopim - Realeza PR 52 1 300 16.2 1.6 09.05.2044 Copel GeT 022/2014 TL Assis – Londrina SP/PR 122 — — 28.1 -1.1 09.05.2044 Copel GeT 006/16 Lot E: TL Baixo Iguaçu - Realeza; TL Uberaba - Curitiba Centro; TL Curitiba Leste - Blumenau; SE Medianeira; SE Curitiba Centro; SE Andirá leste; Other Sections PR 255 4 900 169.4 -5.2 04.07.2046 Costa Oeste Copel Get - 100% 001/2012 TL Cascavel Norte - Cascavel Oeste TL Cascavel Norte - Umuarama Sul SE Umuarama Sul PR 159 1 300 20.7 -0.6 01.12.2042 Marumbi Copel GeT - 100% 008/2012 TL Curitiba - Curitiba Leste PR 29 1 672 29.9 -1.0 05.10.2042 Uirapuru Transmissora Copel GeT - 100% 002/2005 TL Ivaiporã - Londrina PR 122 — — 28.9 -1.0 03.04.2035 Mata de Santa Genebra³ Copel GeT - 100% 001/14 TL Araraquara II - Bateias SP/PR 887 1 3,600 338.7 -10.7 05.14.2044 Subtotal Copel GeT 4,594 46 19,612 1423.9 -11.7 Caiuá Transmissora Copel GeT - 49% Elecnor - 51% 007/2012 TL Guaíra - Umuarama Sul TL Cascavel Norte - Cascavel Oeste SE Santa Quitéria / SE Cascavel Norte PR 142 2 700 17.9 -0.3 05.10.2042 Integração Maranhense Copel GeT - 49% Elecnor - 51% 011/2012 TL Açailandia - Miranda II MA 365 0 0 27.0 -0.9 05.10.2042 Matrinchã Copel GeT - 49% State Grid - 51% 012/2012 TL Paranaíta - Ribeirãozinho MT 2,033 4 800 146.2 -4.7 05.10.2042 Guaraciaba Copel GeT - 49% State Grid - 51% 013/2012 TL Ribeirãozinho - Marimbondo GO/MG 930 1 — 75.5 -2.7 05.10.2042 Paranaíba Copel GeT - 24,5% Furnas - 24,5% State Grid - 51% 007/2012 TL Barreiras II - Pirapora II GO/MG 967 — — 50.2 -1.8 05.02.2043 Cantareira Copel GeT - 49% Elecnor - 51% 19/2014 TL Estreito - Fernão Dias MG/SP 656 0 0 70.6 -2.4 09.05.2044 Subtotal SPCs 4 5,093 7 1,500 387.4 -12.8 Total 9,687 53 21,112 1,811.3 -24.5 1 Proportional to Copel's interest in the project. Values referring to the 2025/2026 cycle, effective from July 1, 2025, according to REH 3.481/2025. RAP values consider Active RAP, which is the portion of RAP referring to assets in operation at the beginning of the tariff cycle. ² Considers double circuit sections (circuits that share the same transmission tower). ³ Transmission line in the process of consolidation, according to Material Fact 03/25. 4 Equity Income. Investor Relations 4Q25 /// EXHIBITS IV SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 53 EXHIBIT IV - OPERATIONAL DATA > DISTRIBUTION OPERATIONAL DATA Number of Consumers Locations served Cities served Voltage Number of Substations MVA Km of lines 5,286,279 1,068 395 13,8 kV — — 115,810 34,5 kV 244 1,962 94,279 69 kV 36 2,656 755 88 kV 0 5 — 138 kV 138 8,950 7,626 418 13,573 218,470 Consumer-to-employee ratio DIS 2020 2021 2022 2023 2024 2025 Captive Consumers 4,835,852 4,926,608 5,011,555 5,098,006 5,184,322 5,279,053 Copel Dis employees 4,641 4,430 4,257 4,257 3,199 3,110 Consum/Emp 1,042 1,112 1,177 1,198 1,621 1,697 QUALITY OF SUPPLY Year DEC ¹ (hours) FEC ² (outages) 2020 7.83 5.61 2021 7.47 5.09 2022 7.96 5.10 2023 7.97 5.41 2024 7.92 5.36 2025 7.17 4.65 ¹ DEC measured in hours and hundredths of an hour ² FEC expressed in number of interruptions and hundredths of a number of interruptions year to date * Values of the last 12 months Period Technical Loss Non-Technical Loss Total loss Regulatory (1) Real (2) Regulatory (3) Calculated (4) Regulatory (5) Total (6) 2021 5.79% 5.91% 4.47% 4.48% 7.71% 7.71% 2022 5.79% 5.73% 4.47% 4.22% 7.63% 7.53% 2023 5.79% 5.85% 4.47% 4.71% 7.57% 7.67% 2024 5.79% 5.68% 4.47% 5.33% 7.57% 7.91% 2025 5.79% 5.81% 5.29% 4.20% 8.14% 7.66% (1) Percentage established in the tariff review; (2) Technical loss calculated and reported monthly to Aneel; (3) Percentage established in the tariff review; (4) Difference between reported total losses and technical losses calculated as a percentage established in the review and the total injected energy, also reported monthly to Aneel; (5) (Regulatory percentage of PNT x informed BT Market + technical losses calculated as a percentage established in the review and the total energy injected) / Injected energy; (6) Total loss on injected energy. NOTE: In the calculation of the distributor's total losses, energy losses inherent to the electric power system (technical losses), commercial losses (mainly due to fraud, theft) and differences related to the shift in the billing schedule and the effects of the portion of mini and micro generation distributed in the Company's network Investor Relations 4Q25 /// EXHIBITS IV SUMMARY CONSOLIDATED RESULTS INVESTMENTS COPEL GET COPEL DIS COPEL COM ESG OTHERS EXHIBITS 54

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date February 26, 2026

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.